SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Unaudited Financial Statements for the period ended on December 31, 2004.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the

Unaudited Consolidated Financial Statements

For the six-month period ended

December 31, 2004

In comparative format

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of December 31, 2004 and June 30, 2004

In thousand of pesos (Notes 1, 2 and 3)

	December 31, 2004	June 30, 2004
ASSETS
CURRENT ASSETS
Cash and banks	78,412	93,096
Investments (Note 8)	98,927	70,804
Mortgages and leases receivables, net (Note 5)	54,048	34,431
Other receivables (Note 6)	55,631	52,748
Inventories (Note 7)	16,087	10,572

Total Current Assets	303,105	261,651

NON-CURRENT ASSETS
Mortgages receivables, net (Note 5)	3,959	2,836
Other receivables (Note 6)	126,204	125,794
Inventories (Note 7)	40,312	19,962
Investments (Note 8)	553,198	524,434
Fixed assets, net (Note 9)	1,350,615	1,265,666
Intangible assets, net	6,098	2,427

Subtotal Non-Current Assets	2,080,386	1,941,119
Goodwill, net	(37,389)	174

Total Non-Current Assets	2,042,997	1,941,293

Total Assets	2,346,102	2,202,944

	December 31, 2004	June 30, 2004
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	59,646	43,008
Mortgages payable	2,234	2,218
Customer advances (Note 10)	32,546	25,454
Short term-debt (Note 11)	174,362	135,127
Salaries and social security charges	7,454	7,981
Taxes payable	19,766	11,641
Other liabilities (Note 12)	35,745	30,593

Total Current Liabilities	331,753	256,022

NON-CURRENT LIABILITIES
Trade accounts payable	2,408	2,865
Customer advances (Note 10)	33,697	28,802
Long term-debt (Note 11)	458,796	468,807
Taxes payable	12,343	6,207
Other liabilities (Note 12)	36,523	10,150

Total Non-Current Liabilities	543,767	516,831

Total Liabilities	875,520	772,853

Minority interest	430,009	470,237
SHAREHOLDERS’ EQUITY	1,040,573	959,854

Total Liabilities and Shareholders’ Equity	2,346,102	2,202,944

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saúl Zang Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Income

For the six–month periods beginning on

July 1, 2004 and 2003

and ended December 31, 2004 and 2003

In thousand of pesos, except “earnings per share” (Notes 1, 2 and 3)

	December 31, 2004	December 31, 2003
Sales, leases and services	185,245	124,081
Cost of sales, leases and services	(80,373)	(68,473)

Gross profit	104,872	55,608
Selling expenses	(16,531)	(9,436)
Administrative expenses	(29,900)	(21,492)

Subtotal	(46,431)	(30,928)
Net gain (loss) in credit card trust	882	(210)

Operating income (Note 4)	59,323	24,470
Amortization of goodwill	(981)	(1,485)
Financial results generated by assets:
Interest income	1,912	2,931
Interest on discount by assets	117	654
Gain on financial operations	18,880	74,299
Exchange gains	1,215	14,130

Subtotal	22,124	92,014
Financial results generated by liabilities:
Interest on discount by liabilities	(132)	(263)
Exchange losses	(4,070)	(25,295)
Financial expenses	(27,666)	(32,486)

Subtotal	(31,868)	(58,044)

Financial results, net	(9,744)	33,970
Equity gain (loss) from related parties	49,502	(8,909)
Other income (expenses), net (Note 13)	(4,939)	195

Income before taxes and minority interest	93,161	48,241
Income tax and asset tax	(29,609)	(14,427)
Minority interest	(6,792)	(1,401)

Net Income for the period	56,760	32,413

Earnings per share
Basic (Note 23)	0.224	0.152
Diluted (Note 23)	0.121	0.101

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saúl Zang

Vicepresident acting as

President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (1)

For the six–month periods beginning on

July 1, 2004 and 2003

and ended December 31, 2004 and 2003

In thousand of pesos (Notes 1, 2 and 3)

	December 31, 2004	December 31, 2003
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	122,913	193,057
Cash and cash equivalents as of end of period	104,391	134,622

Net decrease in cash and cash equivalents	(18,522)	(58,435)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income for the period	56,760	32,413
Plus income tax and asset tax accrued for the period	29,609	14,427
Adjustments to reconcile net income to cash flows from operating activities:
• Equity in earnings of affiliated companies	(49,502)	8,909
• Minority interest in related companies	6,792	1,401
• Allowances and provisions	5,194	(115)
• Accrual for director’s fees	3,562	—
• Amortization and depreciation	35,975	34,586
• Financial results	(8,634)	(39,487)
• Results from sale of fixed assets	—	(19)
• Results from sale of inventories	(15,501)	—
Changes in operating assets and liabilities:
• (Increase) Decrease in current investments	(20,179)	4,223
• Increase in non-current investments	—	(640)
• Increase in mortgages and leases receivables	(23,700)	(10,272)
• Decrease (Increase) in other receivables	13,676	(5,379)
• (Increase) Decrease in inventory	(3,366)	4,233
• Increase in intangible assets	(1,821)	(179)
• Increase in taxes payable, salaries and social security payable and customer advances	411	6,431
• Increase in accounts payable	12,832	7,201
• Increase in accrued interest	5,941	2,075
• Decrease in other liabilities	(9,697)	(9,429)

Net cash provided by operating activities	38,352	50,379

CASH FLOWS FROM INVESTING ACTIVITIES:
• (Increase) Decrease from equity interest in subsidiary companies	(4,163)	618
• Increase in non-current investments	(13,772)	(11,801)
• Decrease in minority shareholding	(16,698)	—
• Purchase of shares of Banco Hipotecario	—	(91,124)
• Sale of Banco Hipotecario S.A. shares	—	28,577
• Payment for acquisition of undeveloped parcels of land	(261)	(126)
• Sale of fixed assets and intangible assets	—	24
• Purchase and improvements of fixed assets	(34,230)	(6,306)

Net cash used in investing activities	(69,124)	(80,138)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase in short-term and long-term debt	51,972	—
• Payment of short-term and long-term debt	(52,014)	(37,162)
• Dividends paid to minority shareholders	(8,256)	(4,536)
• Court - ordered deposit on loan	(788)	—
• Cash contribution from minority shareholders	—	(2,123)
• Payment for seller financing	—	(1,150)
• Issuance of common stock	21,336	16,295

Net cash provided by (used in) financing activities	12,250	(28,676)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(18,522)	(58,435)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saúl Zang

Vicepresident acting as

President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six–month periods beginning on

July 1, 2004 and 2003

and ended December 31, 2004 and 2003

In thousand of pesos (Notes 1, 2 and 3)

	December 31, 2004	December 31, 2003
Supplemental cash flow information
Cash paid during the period for:
• Interest	25,816	21,876
• Income tax	640	510

Non-cash activities:
• Increase in fixed assets through a decrease in inventory	123	—
• Increase in inventory through a decrease in fixed assets	4,604	2,606
• Increase in intangible assets through a decrease in fixed assets	2,108	—
• Issues of certificates	—	—
• Liquidation of certificates	—	1,322
• Increase in fixed assets through a decrease in undeveloped parcels of lands	—	51,501
• Increase in inventory through a decrease in undeveloped parcels of lands	25,979	—
• Increase in other liabilities through an increase in other receivables	—	—
• Increase in other receivables through a decrease in inventory	—	5,890
• Increase in other receivables through a decrease in investments	—	7,078
• Retained interest in credit card receivables	(7,245)	—
• Liquidation of interest in credit card receivables	3,370	—
• Decrease in short-term and long-term debt through an increase in other liabilities	—	1,326
• Increase in fixed assets through a decrease in other receivables	103	—
• Attached funds offset by allowances for contingencies	185	—
• Increase in fixed assets through a decrease a long - term investments	596	—
• Conversion of negotiable obligations into ordinary shares	2,623	14,148

Saúl Zang

Vicepresident acting as

President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six–month periods beginning on

July 1, 2004 and 2003

and ended December 31, 2004 and 2003

In thousand of pesos (Notes 1, 2 and 3)

	December 31, 2004	December 31, 2003
Acquisitions of subsidiary companies:

Mortgages and leases receivables	1,489	—
Other receivables	4,761	—
Fixed assets	86,931	—
Intangible assets	12	—
Trade accounts payable	(983)	—
Customer advances	(3,325)	—
Short-term and long-term debt	(38,178)	—
Related parties	(3,133)	—
Salaries and social security charges	(203)	—
Taxes payable	(754)	—
Dividends payable (includes $ 75,000 payable to Alto Palermo (APSA))	(300)	—
Other liabilities	(16,182)	—
Allowances	(4,458)	—

Net non-cash assets acquired	25,677	—

Cash and cash equivalents acquired	1,239	—

Net assets acquired	26,916	—

Minority interest	(8,398)	—
Equity value before the acquisition	(5,087)	—
Higher value of fixed assets acquired	1,558	—

Purchase price of acquired subsidiary companies	14,989	—

Cash and cash equivalents acquired	(1,239)	—
Seller financing	(9,587)	—

	4,163	—

Saúl Zang

Vicepresident acting as

President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements

For the six–month periods beginning on

July 1, 2004 and 2003

and ended December 31, 2004 and 2003

In thousand of pesos

NOTE 1:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

The Company has consolidated its balance sheets at December 31, 2004 and June 30, 2004 and the statements of income and cash flows for the six-month periods ended December 31, 2004 and 2003 line by line with the financial statements of its controlled companies, following the procedure established in Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and by the National Securities Commission.

The consolidated financial statements for the six-month periods ended December 31, 2004 and 2003 have not been audited. The Company’s management considers that they include all the necessary adjustments to fairly present the results for the periods referred to.

The consolidated results for the six-month periods ended December 31, 2004 and 2003 do not necessarily reflect proportionality the Company’s consolidated results for the complete fiscal years.

All significant intercompany balances and transactions have been eliminated in consolidation.

The following table shows the data concerning the corporate control:

	DIRECT OR INDIRECT % OF CAPITAL		DIRECT OR INDIRECT % OF VOTING SHARES
	December 31, 2004	June 30, 2004	December 31, 2004	June 30, 2004
COMPANIES
Ritelco S.A.	100,00	100,00	100,00	100,00
Palermo Invest S.A.	66,67	66,67	66,67	66,67
Abril S.A.	83,33	83,33	83,33	83,33
Pereiraola S.A.	83,33	83,33	83,33	83,33
Baldovinos S.A.	83,33	83,33	83,33	83,33
Hoteles Argentinos S.A.	80,00	80,00	80,00	80,00
Llao LLao Resorts S.A.	50,00	50,00	50,00	50,00
Buenos Aires Trade & Finance Center S.A.	100,00	100,00	100,00	100,00
Alto Palermo S.A. (“APSA”)	60,68	53,81	60,68	53,81

(*)	The above holdings do not contemplate the effects on the proportional equity value from the conversion of irrevocable contributions into shares.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 1:	(Continued)

(1)	In accordance with Technical Pronouncement No. 21 adopted by the Company during the year ended on June 30, 2004, the Company started to consolidate this subsidiary on a line-by-line basis, taking into account other indicators that must be analyzed to determine whether control exists. The financial statements presented in comparative form were restated accordingly.

b.	Acquisition and consolidation of related companies

On September 29, 2004, Alto Palermo (APSA) entered into a purchase-sale agreement for the purchase of 49.9% of the capital stock of Perez Cuesta S.A.C.I.. The operation was approved by the National Commission for the Defense of Competition on November 17, 2004. As a result of this acquisition, Alto Palermo S.A. (APSA) holds 68.8% of the capital stock of that company, the main activity of which is the operation of the Mendoza Plaza Shopping mall in the city of Mendoza.

Until the date of the above transaction, the Company held a 18.90% participation in the capital stock of Perez Cuesta S.A.C.I.

For purchase details, see note 26.

NOTE 2:	CONSIDERATION OF THE EFFECTS OF INFLATION

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low materiality of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 2:	(Continued)

The rate used for restatement of items is the domestic wholesale price index published by the National Institute of Statistics and Census.

Comparative information

Balance sheet items at June 30, 2004 shown in these unaudited consolidated financial statements for comparative purposes arise from the audited annual consolidated financial statements corresponding to the year then ended.

The balances at December 31, 2004 of the Statements of Income, Changes in Shareholders’ Equity and Cash Flows are disclosed in comparative format with the previous financial year.

Certain amounts in the financials statements at June 30, 2004 and at December 31, 2003 were reclassified for disclosure on a comparative basis with those for the period ended December 31, 2004.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima. Note 1 to the basic financial statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Shares of Banco Hipotecario S.A.

Since June 30, 2004, as a consequence of the situation described in Note 16, the Company and Ritelco S.A. value the shares of Banco Hipotecario S.A. by the equity method of accounting.

b.	Revenue recognition

The Company’s revenues mainly stem from office rental, shopping center operations, development and sale of real estate, hotel operations and, to a lesser extent, from e-commerce activities.

See Note 4 for details on the Company’s Operating business segments. As discussed in Note 1, the consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 3:	(Continued)

b.	(Continued)

•	Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease. The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 3:	(Continued)

b.	(Continued)

•	Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of each business day.

c.	Intangible assets, net

Intangible assets are carried at cost adjusted for inflation as mentioned in Note 2, less accumulated amortization. Included in the Intangible Assets caption are the following:

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating expenses

This item reflects expenses generated by the opening of new shopping malls. Those expenses are amortized by the straight-line method in periods ranging from 2 to 3 years for each shopping mall, beginning as from the date of inauguration.

•	Property development expenses

Expenses incurred in relation to the selling of development properties, including advertising, commissions and other expenses, are charged to the results for the period in which the corresponding income is accrued, based on the percentage of completion method.

d.	Goodwill

Negative goodwill represents the market value of net assets of the subsidiaries at the percentage participation acquired in excess of acquisition cost. Negative goodwill has been restated following the guidelines mentioned in Note 1.4. to the basic financial statements and amortization has been calculated by the straight-line method based on an estimated useful life of 20 years, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 3:	(Continued)

d.	(Continued)

Additionally, also included was the goodwill from the controlled company APSA, originating from the purchase of shares of Tarshop S.A. and Fibesa S.A., which is amortized through the straight-line method over a period of not more than 10 years.

Amortization has been classified under “Amortization of goodwill” in the Statements of Income.

NOTA 4:	SEGMENT INFORMATION

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has five reportable segments. These segments are Development and sale of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, and Others. As discussed in Note 1, the consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E.

A general description of each segment follows:

•	Development and sale of properties

This segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

•	Office and other non-shopping center rental properties

This segment includes the operating results of the Company’s lease and service revenues of office space and other non-retail building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 4:	(Continued)

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes the results in equity investees of the Company relating to the banking activity, to Internet, telecommunications and other technology-related activities of the Company.

The Company measures its reportable segments based on operating income. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating income. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the unaudited financial statements and in Note 3 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of December 31, 2004:

	Sales and developments	Office and Others (a)	Shopping centers	Hotels	Financial and other operations	Total
Revenues	27,459	8,862	103,620	45,304	—	185,245
Costs	(11,672)	(3,816)	(40,627)	(24,258)	—	(80,373)
Gross profit	15,787	5,046	62,993	21,046	—	104,872
Selling expenses	(1,018)	(418)	(9,980)	(5,115)	—	(16,531)
Administrative expenses	(3,931)	(3,171)	(13,375)	(9,423)	—	(29,900)
Net gain in credit card trust	—	—	882	—	—	882

Operating Income	10,838	1,457	40,520	6,508	—	59,323

Depreciation and amortization (b)	130	3,261	27,792	4,600	—	35,783

Addition of fixed assets and intangible assets	335	—	31,628	2,267	—	34,230
Non-current investments in other companies	—	—	1,089	—	202,399	203,488

Operating assets	295,725	272,239	1,116,371	131,484	—	1,815,819
Non- Operating assets	66,330	61,062	21,480	1,672	379,739	530,283
Total assets	362,055	333,301	1,137,851	133,156	379,739	2,346,102

Operating liabilities	8,988	8,050	121,888	18,822	—	157,748
Non-Operating liabilities	110,903	112,697	224,625	37,700	231,847	717,772
Total liabilities	119,891	120,747	346,513	56,522	231,847	875,520

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of December 31, 2003

	Sales and developments	Office and Others (a)	Shopping centers	Hotels	Financial and other operations	Total
Revenues	13,380	7,164	68,427	35,110	—	124,081
Costs	(11,095)	(4,149)	(34,194)	(19,035)	—	(68,473)
Gross profit	2,285	3,015	34,233	16,075	—	55,608
Selling expenses	(946)	(374)	(3,878)	(4,238)	—	(9,436)
Administrative expenses	(2,656)	(2,015)	(9,498)	(7,323)	—	(21,492)
Net loss in credit card trust	—	—	(210)	—	—	(210)

Operating (Loss) Income	(1,317)	626	20,647	4,514	—	24,470

Depreciation and amortization (b)	(1,592)	2,962	26,649	4,001	—	32,020

Addition of fixed assets and intangible assets (c)	232	54	20,397	4,390	—	25,073
Non-current investments in other companies (c)	—	—	7,198	—	162,659	169,857

Operating assets (c)	295,869	275,849	992,036	131,478	—	1,695,232
Non-operating assets (c)	59,335	55,321	59,469	7,019	326,568	507,712
Total assets (c)	355,204	331,170	1,051,505	138,497	326,568	2,202,944

Operating liabilities (c)	6,598	6,652	94,386	14,330	—	121,966
Non-operating liabilities (c)	105,598	107,362	185,907	36,733	215,287	650,887
Total liabilities (c)	112,196	114,014	280,293	51,063	215,287	772,853

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	At June 30, 2004

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 5:	MORTGAGES AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	December 31, 2004		June 30, 2004
	Current	Non- Current	Current	Non- Current
Debtors from sale of real estate	1,643	901	772	1,062
Unearned interest	(18)	(7)	(13)	(15)
Debtors from rent and credit card	43,581	3,161	28,423	1,834
Debtors from leases under legal proceedings	22,441	—	23,865	—
Debtors from sales under legal proceedings	2,423	—	2,495	—
Checks to be deposited	17,682	—	9,810	—
Related parties	205	—	79	—
Trade accounts receivable for hotel activities	6,604	—	4,299	—
Less:
Allowance for doubtful accounts	(531)	—	(485)	—
Allowance for doubtful leases	(39,982)	(96)	(34,814)	(45)

	54,048	3,959	34,431	2,836

NOTE 6:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	December 31, 2004		June 30, 2004
	Current	Non- Current	Current	Non- Current
Asset tax credits	13,764	35,818	1,009	56,522
Value added tax (“VAT”)	489	1,622	1,010	1,428
Related parties	1,134	46	20,377	12
Guarantee deposits	284	5	500	33
Prepaid expenses	3,782	427	3,260	—
Expenses to be recovered	3,464	—	2,462	—
Fund administration	200	—	208	—
Advances to be rendered	59	—	1,213	—
Gross sales tax	505	573	407	438
Deferred income tax	—	54,024	—	53,339
Debtors under legal proceeding	106	—	119	—
Sundry debtors	2,499	—	2,139	—
Operation pending settlement	361	—	474	—
Income tax prepayments and withholdings	3,124	—	2,860	—
Country club debtors	366	—	412	—
Trust accounts receivable	258	2,276	870	433
Advances to directors	3,540	—	—	—
Tax credit certificates	—	—	563	—
Interest rate swap receivable	14,707	—	13,816	—
Mortgages receivables	—	2,208	—	2,208
Present value – other receivables	—	(1,095)	—	(1,384)
Credit from barter of “Edificios Cruceros” (1)	5,878	—	—	5,836
Tax on personal assets	3,255	—	4,856	—
Allowance for uncollectibility of tax on personal assets	(3,255)	—	(3,887)	—
Credit from barter of Benavidez (Note 25)	—	8,818	—	8,755
Pre-paid insurance	206	—	—	—
Credit from barter of Dique III	—	23,600	—	—
Premium on credit purchase option	705	—	—	—
Allowance for doubtful accounts	—	(2,208)	—	(2,208)
Other	200	90	80	382

	55,631	126,204	52,748	125,794

(1)	See note 1.6.f. to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 7:	INVENTORIES

The breakdown for this item is as follows:

	December 31, 2004		June 30, 2004
	Current	Non- Current	Current	Non- Current
Dock 13	1,578	—	37	—
Dorrego 1916	13	—	13	—
Minetti “D”	33	—	33	—
Rivadavia 2768	—	—	124	—
Torres Jardín	245	—	245	—
V. Celina	43	—	43	—
Abril/Baldovinos	4,114	3,328	3,239	4,548
San Martín de Tours	7,879	—	4,744	—
Torres de Abasto	540	—	555	—
Dique III	—	18,059	—	—
Resale merchandise	304	—	138	—
Bonus merchandise	27	—	87	—
Torres Rosario	—	18,925	—	15,414
Other properties	—	—	1,314	—
Other inventories	1,311	—	—	—

	16,087	40,312	10,572	19,962

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 8:	INVESTMENTS

The breakdown for this item is as follows:

	December 31, 2004	June 30, 2004
Current
Cedro (1)	17	67
Bocanova (1)	—	266
Boden (1)	40	32
IRSA I Trust Exchangeable Certificate (1)	157	252
Time deposits and money markets	21,619	25,837
Mutual funds (2)	51,061	37,627
Tarshop Trust (1)	2,869	6,677
Interest “Banco Ciudad de Bs. As. Bond” (1)	236	14
U. S. Treasury Bonds (1)	22,886	—
Other investments (1)	42	32

	98,927	70,804

Non-current
Banco de Crédito y Securitización S.A.	4,456	4,590
Banco Hipotecario S.A.	197,943	158,069
Pérez Cuesta S.A.C.I.	—	5,763
E-Commerce Latina S.A	1,089	1,435
IRSA I Trust Exchangeable Certificate	4,891	5,675
Tarshop Trust	21,068	13,411
“Banco Ciudad de Bs. As. Bond”	781	887
Art work	40	37
Other	25,699	11,517

	255,967	201,384

Undeveloped parcels of land:
Constitucion 1111	1,261	1,261
Dique IV	6,316	6,160
Caballito plots of land	19,898	19,898
Padilla 902	71	71
Pilar	3,408	3,408
Torres Jardín IV	2,568	2,568
Puerto Retiro	46,323	46,424
Santa María del Plata	124,881	124,783
Pereiraola	21,875	21,875
Bs. As. Trade and Finance Center S.A	—	25,979
Air space Supermercado Coto	10,442	10,442
Caballito	29,717	29,717
Neuquén	9,983	9,983
Alcorta Plaza	17,545	17,545
Other parcels of undeveloped land	2,943	2,936

	297,231	323,050

	553,198	524,434

(1)	Not considered as cash for purposes of the unaudited consolidated statements of cash flow.
(2)	Ps. 44,907 and Ps 31,866 corresponding to the “Dolphin Fund PLC” at December 31, 2004 and June 30, 2004, not considered as cash for purpose of the consolidated statement of cash flow.

Ps. 1,794 and Ps. 1,781 corresponding to the NCH Development Partner fund at December 31, 2004 and June 30, 2004, not considered as cash for purpose of the consolidated statement of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 9:	FIXED ASSETS, NET

The breakdown for this item is as follows:

	December 31, 2004	June 30, 2004
Hotels
Llao-Llao	30,749	30,827
Hotel Intercontinental	56,069	57,447
Hotel Libertador	36,981	37,795

	123,799	126,069

Office buildings
Avda. de Mayo 595	4,369	4,419
Avda. Madero 942	2,194	2,213
Edificios costeros (Dique II)	19,545	19,726
Laminar Plaza	30,855	31,126
Libertador 498	42,289	42,679
Libertador 602	2,605	2,628
Madero 1020	2,618	4,047
Maipú 1300	45,005	45,432
Reconquista 823	17,571	17,733
Rivadavia 2768	122	—
Sarmiento 517	119	121
Suipacha 652	10,533	10,641
Intercontinental Plaza	64,434	65,152
Costeros Dique IV	19,954	20,123

	262,213	266,040

Commercial real estate
Alsina 934	1,443	1,457
Constitución 1111	490	494

	1,933	1,951

Other fixed assets
Abril	1,993	1,944
Alto Palermo Park	486	500
Thames	3,042	3,197
Other	3,253	3,470

	8,774	9,111

Shopping Center
Alto Avellaneda	102,958	107,333
Alto Palermo	219,947	229,117
Paseo Alcorta	67,210	69,003
Abasto	206,692	210,696
Patio Bullrich	118,456	121,678
Buenos Aires Design	22,165	23,381
Alto Noa	28,739	29,589
Alto Rosario	75,369	53,295
Mendoza Plaza Shopping	88,014	—
Other properties	11,031	11,074
Other inventories	13,315	7,329

	953,896	862,495

Total	1,350,615	1,265,666

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 10:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	December 31, 2004		June 30, 2004
	Current	Non- Current	Current	Non- Current
Admission rights	15,623	22,767	11,495	17,444
Leases advances	7,485	10,930	5,451	11,358
Customer advances	8,220	—	8,508	—
Advance for the sale of Torres Rosario land	1,218	—	—	—

	32,546	33,697	25,454	28,802

NOTE 11:	SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	December 31, 2004		June 30, 2004
	Current	Non- Current	Current	Non- Current
Convertible bond APSA 2006 (1)	—	46,209	—	53,578
Accrued interest- Convertible bond APSA 2006 (1)	2,093	—	2,310	—
Negotiable obligations APSA (2)	53,888	—	74,630	—
Accrued interest- Negotiable obligations APSA (2)	1,753	—	2,116	—
Bank debts (3)	93,880	56,239	47,273	56,556
Accrued interest - bank debts (3)	8,466	5,319	236	4,108
Bond 100 M. (4)	—	255,365	—	255,922
Interest-Bond 100 M. (4)	2,624	—	2,632	—
Negotiable obligations 2009 - principal amount (5)	11,135	87,000	5,528	91,915
Negotiable obligations 2009 - accrued interest (5)	523	8,664	402	6,728

	174,362	458,796	135,127	468,807

(1)	Corresponding to the Negotiable Bonds Convertible to stock (CNB) issued by APSA for a value of US$ 50 million, as detailed in Note 21 to the unaudited consolidated financial statements, net of the CNB underwritten by the Company for U$S 31,738 thousand, net of fees and expenses related to issue of debt to be accrued.
(2)	Includes:
(a)	Ps. 48,400 thousand in unsecured general liabilities belonging to APSA, originally issued for a total value of V$N 85,000,000, which mature on 7 April 2005, on which date the principal will be amortized in full, net of issue expenses. The terms of the liabilities require APSA to maintain certain financial ratios and conditions, specific debt/equity ratios, and establish restrictions to the procurement of new loans.
(b)	$ 5,763 corresponding to guaranteed general obligations of Shopping Alto Palermo S.A. (SAPSA) as mentioned in Note 14, net of issuing expenses that were paid on maturity on January 13, 2005. The terms of the obligations required that SAPSA maintain certain financial ratios and conditions, certain indicators and levels of indebtedness as well as establishing limits to the obtaining of new loans.
(3)	Includes mainly:
(a)	Ps. 60,383 corresponding to an unsecured loan falling due in the year 2009, as detailed in Note 5 to the unaudited financial statements.
(b)	$ 87,029 and $ 2,708 corresponding to other current and non-current bank loans, respectively.
(c)	On December 16, 2004 Ritelco S.A. was granted a loan by Refco Capital Markets, Ltd. for US$ 7,814 which is guaranteed by U.S. Treasury Bonds that are disclosed in the “Current Investments” caption of the balance sheet.
(4)	Corresponding to the issue of Convertible Negotiable Bonds of the Company for a total value of US$ 100 million as set forth in Notes 5 and 11 to the unaudited financial statements.
(5)	Corresponding to the issue of Negotiable Bonds secured with certain Company assets maturing in the year 2009, as detailed in Note 5 and 10 b. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 12:	OTHER LIABILITIES

The breakdown for this item is as follows:

	December 31, 2004		June 30, 2004
	Current	Non-current	Current	Non-current
Seller financing	10,731	5,044	5,781	—
Dividends payable	2,081	—	2,379	—
Related parties	5,780	2,532	3,150	—
Guarantee deposits	849	2,731	503	3,030
Provision for lawsuits	6,490	10,961	6,439	6,549
Directors´ fees	3,650	—	6,862	—
Rebilled condominium expenses	345	—	368	—
Directors´ deposits	—	8	—	8
Sundry creditors	148	—	322	—
Fund administration	519	—	519	—
Pending settlements for sales of plots	116	—	149	—
Contributed leasehold improvements (Note 28)	1,431	15,241	212	690
Donations payable	2,410	—	3,029	—
Present value – other liabilities	—	(6)	—	(139)
Trust account payable	283	—	282	—
Other	912	12	598	12

	35,745	36,523	30,593	10,150

NOTE 13:	OTHER INCOME AND (EXPENSES), NET

The breakdown for this item is as follows:

	December 31, 2004	December 31, 2003
Other income:
Gain from the sale of fixed assets and intangible assets	7	19
Recovery of allowance for doubtful accounts	223	336
Other	977	1,247

	1,207	1,602

Other expenses:
Unrecoverable VAT	(485)	(405)
Donations	(133)	(220)
Loss from sale of fixed assets	(35)	—
Contingencies for lawsuits	(516)	(144)
Debit and credit tax	(402)	(494)
Tax on personal assets	(4,528)	—
Other	(47)	(144)

	(6,146)	(1,407)

Other income and (expenses), net	(4,939)	195

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 14:	RESTRICTED ASSETS

Puerto Retiro S.A.: extension of the bankruptcy

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of Palermo Invest S.A.) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A.. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the real estate property near Puerto Madero denominated “Planta 1” which was acquired from Tandanor S.A. (“Tandanor”) in June 1993.

Indarsa had purchased 90% of the capital stock of Tandanor, a formerly state owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the purchase of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa were the shareholdings in Tandanor, the Ministry of Defense is pursuing to extend the bankruptcy to Puerto Retiro S.A.. Puerto Retiro S.A. answered the claim and appealed the preventive measures ordered. This appeal was overruled on December 14, 2000. The legal process has practically concluded its stages to allow the production of evidence. The next step will be the allegations and the issuing of a ruling in the original jurisdiction.

Puerto Retiro S.A. believes, pursuant to the advice of its legal advisors, that the plaintiff’s claim shall be rejected by the courts.

Hoteles Argentinos S.A. mortgage loan

The Extraordinary Shareholders’ Meeting held on January 5, 2001, approved taking a long-term mortgage loan from Bank Boston N.A. for a total amount of US$ 12,000,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300,000 and one final payment of US$ 6,300,000. The agreement was signed on January 26, 2001.

Interest is paid quarterly in arrears at an annual interest rate equivalent to LIBOR for year loans plus the applicable mark-up per the contract, which consists in a variable interest rate that in the period ended December 31, 2004 ranged between 5.8700% and 6.0713%.

The guarantee granted was a senior mortgage on a Company property, which houses the Hotel Sheraton Libertador Buenos Aires.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 14:	(Continued)

As a result of the economic situation, the lack of credit and the crisis of the Argentine financial system, principal installments of US$ 300 thousand falling due on January 26, April 29, July 29 and October 26, 2002; January 29, April 29, July 29 and October 29, 2003; January 29, April 29, July 29 and October 29, 2004 and the interest installments totaling US$ 1,514 thousand falling due on July 29 and October 26, 2002; January 29, April 29, July 29 and October 29, 2003; January 29, April 29, July 29, and October 29, 2004 were not paid. Although Hoteles Argentinos’ Management is renegotiating the debt with its creditors, as failure to pay the installments when due entitles the bank to require acceleration of principal and interest maturities, the loan has been classified and is shown under current financial loans. On March 5, 2004, BANKBOSTON N.A. formally notified Hoteles Argentinos S.A. that as from March 10, 2004 it assigned to Marathon Master Fund Ltd., domiciled at 461 Fifth Avenue, 10th floor, New York, NY 10017, USA, all the rights and obligations arising from the loan agreement entered into on January 26, 2001 between Hoteles Argentinos S.A. as borrower and BankBoston N.A., as lender, together with all the changes, guarantees and insurance policies related to that contract. Consequently, all pending obligations of Hoteles Argentinos S.A. must be fulfilled in favor of the assignee, Marathon Master Fund Ltd.

On December 16, 2004 Ritelco purchased the loan of US$ 12,950,598 that Hoteles Argentinos S.A. had from Marathon Master Fund, Ltd. for US$ 7,925,488.

Alto Palermo S.A.- Restricted assets.

a)	Under other current liabilities, Shopping Neuquén S.A. includes Ps. 42 thousand in financial loans, corresponding to a mortgage set up on acquired land for Ps. 3,314 thousand.

b)	On January 18, 2001, Shopping Alto Palermo S.A. issued negotiable obligations secured by all the shares representing its corporate capital transferred in trust in favor of their holders. These negotiable obligations were settled after the closing of the period.

c)	At December 31, 2004, the Company holds funds under other current receivables amounting to Ps. 108 attached by the National Labor Court of First Instance No. 40 in relation to the case “Del Valle Soria, Delicia against New Shopping S.A.” claiming unfair dismissal.

d)	The shareholding in Emprendimiento Recoleta S.A., owned by APSA (representing 51% of the equity) is pledged. The net consolidated assets for this holding amount to $ 8,878.

e)	At December 31, 2004 there is a balance of US$ 50 million in the caption other current receivables corresponding to funds guaranteeing derivative instruments transactions.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 14:	(Continued)

f)	Guarantees and restricted assets of Pérez Cuesta S.A.C.I.:

Creditor	Debt at 12.31.04	Type of guarantee	Pledged item	Book value at 12.31.04
Banco de Chile	24,960,290	Mortgage Assignment of concession contracts	Land, building and accessories in Mendoza Plaza Shopping Assignment of rights arising from the concession contracts entered into between PEREZ CUESTA S.A.C.I. and Falabella S.A.	78,048,634 —

HSBC Bank Argentina S.A.	9,954,883	Assignment of concession contracts	Assignment of rights arising from the concession contract entered into between PEREZ CUESTA S.A.C.I. and Disco S.A.	—

Banco de la Nación Argentina	3,406,324	Assignment of concession contracts	Assignment of rights arising from the concession contracts entered into between PEREZ CUESTA S.A.C.I. and Village Cinemas S.A., Neverland Park (Ares S.A.), Musimundo, Frávega, Blow Up, Inc. Montemar, Tersani, Oficina y Arte and Aeromóvil	—

Banco General de Negocios S.A.	644,975	Assignment of concession contracts	Assignment of rights arising from the concession contracts entered into between PEREZ CUESTA S.A.C.I. and the following concession holders: Roberto Giordano, Farinatta, Ricky Sarkany, Cristóbal Colón, In Crescendo, Cloter, G-Shop, Caffarena, A Punto, Mr. Dog and Ferruccio Soppelsa	—

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 15:	TARSHOP CREDIT CARD RECEIVABLE SECURITIZACION

The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors. To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the company balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the company balance sheet as a retained interest in transferred credit card receivables. Under these programs, the company acts as the servicer on the accounts and receives a fee for its services.

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust - Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period.

Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

NOTE 16:	INCREASE IN OWNERSHIP OF BANCO HIPOTECARIO S.A.

On December 30, 2003, the Company purchased 4,116,267 shares of Banco Hipotecario S.A. at US$ 2.3868 per share and 37,537 options at US$ 33.86 each, granting the later the right to purchase an additional total of 3,753,700 shares. This transaction implied a total disbursement of US$ 11.1 million.

Furthermore, on February 2, 2004, the Company and its subsidiary Ritelco exercised a substantial portion of the options acquired mentioned above, jointly with the options held before the end of the year. Accordingly, 4,773,853 shares for a total of Ps. 33.4 million were acquired.

During the last quarter of 2004, the Company sold a participation in Banco Hipotecario S.A. (2,487,571 shares) to IFIS S.A. (indirect shareholder of the Company) at a unit price of Ps. 7.0 (market value), the total amount of the operation being US$ 6.1 million, generating a loss of Ps. 1.61 million.

Therefore, at the date of issuing these financial statements, the total holding amounted to 17,641,015 shares.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 17:	INVESTMENT IN IRSA TELECOMUNICACIONES N.V.

In the fourth quarter of the year ended June 30, 2000, the Company had invested US$ 3.0 million, in the form of irrevocable capital contributions, into two unrelated companies, namely, Red Alternativa S.A., a provider of satellite capacity to Internet service providers, and Alternativa Gratis S.A., an Internet service provider (referred to herein as the “Companies”). At that date, the Companies were development stage companies with no significant operations.

Between July 2000 and August 2000, the Company, together with Dolphin Fund Plc, increased their respective investments in the above mentioned Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000, (i) the Company formed IRSA Telecomunicaciones N.V. (“ITNV”), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies (the “Reorganization”) and (ii) the Company, Dolphin Fund Plc and the previous majority shareholder of the Companies contributed their respective ownership interests in the Companies into ITNV in exchange for shares of common stock of ITNV.

In September and December 2000, the Company had made additional contributions to ITNV for US$ 3 million.

On December 27, 2000, the shareholders of ITNV entered into an agreement with Quantum Industrial Partners LDC (“QIP”) and SFM Domestic Investment LLC (“SFM” and together with QIP referred to herein as the “Investors”) (the “Shareholders Agreement”), under which the Investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. Pursuant to the terms of the Shareholders Agreement, options were granted for a period up to five years and at an exercise price equal to the quotient of US$ 6.0 million by 2,627,179 preferred shares.

As a result of the Reorganization, the Companies are now wholly-owned subsidiaries of ITNV and the Company holds a 49.36% interest in ITNV.

On or after December 27, 2005, ITNV might be required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders’ outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; plus in the case of (i) and (ii), any accrued or declared but unpaid dividends.

The investment in ITNV is valued at zero at the closing of the reported periods.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 18:	MORTGAGE RECEIVABLE SECURITIZATION

The Board of Directors of IRSA, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24.441, was approved by the National Securities Commission by means of Resolution No. 13.040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

On December 17, 2001, IRSA, Inversora Bolívar S.A. and Baldovinos S.A. (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A. (hereinafter the “Trustee”) agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

Under the above program, the trustors have sold their personal and real estate credits, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount of US$ 26,585,774 to the Trustee, in exchange for cash and the issuance by the Trustee of Participation Certificates issued by trustee. The different types of Participation Certificates issued by the Trustee are set out as follows:

•	Class A Participation Certificates (“CPA”): Nominal value of US$ 13,300,000, with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization.

•	Class B Participation Certificates (“CPB”): Nominal value of US$ 1,000,000, with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

•	Class C Participation Certificates (“CPC”): Nominal value of US$ 1,600,000, with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 18:	(Continued)

•	Class D Participation Certificates (“CPD”): Nominal Value of US$ 10,685,774. These grant the right to collect monthly the sums arising from the Cash Flows, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002. Pursuant to Decree No. 214/02, receivables and debts in U.S. dollars in the Argentine financial system as of January 6, 2002, were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency and are adjusted by a reference stabilization index (CER) / coefficient of salary fluctuation (CVS).

On July 21, 2003 an amendment was signed to the trust contract by which a system of proportional adjustment to the Participation Certificates was established to recognize the CER and CVS, and also to modify the nominal value of the Participation Certificates Class D, with the new nominal value being Ps. 10,321,280.

At December 31, 2004, the value of Class D Participation Certificates amounted to Ps. 4,205 in IRSA, Ps. 670 in Inversora Bolívar S.A., and Ps. 173 in Baldovinos S.A.. Class A, B, and C Certificates have been totally amortized at the end of the period.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 19:	EXCHANGE AND OPTION CONTRACT

On September 7, 2004, Buenos Aires Trade & Finance Center S.A. and DYPSA, Desarrollos y Proyectos Sociedad Anónima signed an exchange and option contract whereby DYPSA proposed to acquire plots 1c) and 1e) belonging to the Company valued at US$ 8,030,000 and US$ 10,800,000, respectively, for the construction at its own expense and under its own responsibility of two housing buildings of 37 and 40 floors, parking lot and individual storage space. As consideration for the exchange of plot 1c), DYPSA agreed to deliver housing units, parking lots and storage spaces within a maximum term of 36 months, representing in the aggregate 28.50% of the housing unit area built in the first building.

Furthermore, DYPSA has an option to acquire plot 1e) mentioned above through an exchange, within a maximum term of 548 days counted as from the signing of the deed of conveyance of plot 1c) and subject to the progress of work agreed between the parties. In this case, DYPSA agreed to deliver within a maximum term of 36 months housing units, individual storage space and parking lots representing in the aggregate 31.50% of the housing unit area built in the second building.

These exchange transactions are subject to the approval of the project by Corporación Antiguo Puerto Madero (CAPM), which resolved favorably at the closing of this period.

On November 25, 2004 the deed of conveyance of title of the lot 1c) in favor of DYPSA was signed, establishing the consideration in kind and at the same time the option to acquire in barter lot 1e) by such company as explained in the first paragraph of this Note. In guarantee of this transaction, DYPSA set up a first degree mortgage for US$ 8,030,000 on lot 1c).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 20:	DERIVATIVE INSTRUMENTS

Interest rate swaps

Alto Palermo S.A. (APSA) uses certain financial instruments to reduce its global financing costs. Furthermore, the Company has not used the financial instruments to hedge future operations or commitments.

At December 31, 2004 and 2003, APSA held only one derivative financial instrument outstanding, an interest swap valued at its estimated settlement cost. Differences generated by application of the mentioned valuation criteria were recognized in the results for the period.

In order to minimize its financing costs, APSA entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. At March 31, 2001 the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturity in April 2005. This swap agreement initially allowed APSA to reduce the net cost of its debt. However, subsequent to June 30, 2001, APSA modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, APSA converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturity in April 2005. As of December 31, 2004 the interest rate swap had an estimated settlement cost (fair value) of US$ 45.24 million liability. Any difference payable or receivable is accrued and recorded as an adjustment to disbursements for interest in the Statement of Income. During periods ended December 31, 2004 and 2003, APSA recognized gains of Ps. 4.9 million and of Ps. 9.4 million, respectively.

The inherent risk to Alto Palermo S.A. from the swap agreement is limited to the cost of replacing that contract at current market rates. Alto Palermo S.A. considers that such cost would increase in the event of a continuing devaluation of the peso.

Options contracts to purchase metals

During the current half-year, Ritelco S.A. entered into future contracts for the purchase of silver. In accordance with its risk administration policies, Ritelco S.A. enters into future metal contracts for speculative purposes.

In guarantee of futures transactions, Ritelco S.A. maintains a guarantee deposit of $ 611 ($ 361 net of the holding results generated by the transactions).

The result generated during the six-month period ended December 31, 2004 corresponding to the silver future transactions amounted to Ps. 539 (equivalent to U$S 151) which is recorded in the line “Financial Results” in the Statement of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 21:	ALTO PALERMO - ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE FOR SHARES

On July 19, 2002, Alto Palermo S.A. issued Series I of Negotiable Obligations convertible for ordinary shares, par value of Ps. 0.10 each, for up to US$ 50,000,000.

After the end of the period granted to exercise the accretion right, the Negotiable Obligations convertible for Shares for US$ 50,000,000 were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14.196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the convertible Negotiable Obligations are as follows:

-	Issue currency: US dollars.

-	Due date: July 19, 2006.

-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

-	Payment currency: US dollars or its equivalent in pesos.

-	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

-	Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

The Convertible Negotiable Obligations were paid in cash or through the exchange for obligations due from APSA at the time of the subscription.

APSA applied the funds obtained from the offering of securities to the payment of expenses and fees relating to issuing and placement of convertible negotiable obligations, payment of liabilities with shareholders and repurchase of negotiables obligations Class A-2 and B-2 the latter belong to its subsidiary Shopping Alto Palermo S.A., thus fulfilling the plan for allocation of funds duly presented to the National Securities Commission.

At December 31, 2004, certain holders of Convertible Negotiable Obligations have exercised their right to convert them for a total US$ 2.72 million, generating the issuing of 78,042,363 ordinary shares with a face value of Ps. 0.1 each. The total amount of Convertible Negotiable Obligations at December 31, 2004 was US$ 47.28 million of which US$ 31.7 million correspond to IRSA’s holding which is eliminated in the consolidation.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 22:	ALTO PALERMO - COMMITMENT TO MAKE CONTRIBUTIONS AND OPTIONS GRANTED TO ACQUIRE SHARES IN RELATED COMPANIES

APSA and Telefónica de Argentina S.A. have committed to make capital contributions in E-Commerce Latina S.A. for Ps. 10 million, payable during April 2001, according to their respective shareholdings, and, if approved by the Board of Directors of E-Commerce Latina S.A., to make an optional capital contribution for up Ps. 12 million for the development of new lines of business, of which Telefónica de Argentina S.A. would contribute 75% of that amount.

On April 30, 2001, Alto Palermo S.A. and Telefónica de Argentina S.A. made a contribution of Ps. 10 million, according to their respective shareholdings.

Additionally, E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands’ corporation created to act on behalf of Altocity.com’s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year in dollars, capitalizable yearly.

NOTE 23:	EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of ordinary shares outstanding and the diluted weighted-average number of ordinary shares. The latter has been determined considering the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert the convertible negotiable obligations held by them into ordinary shares, for up to US$ 100,000,000.

	12.31.04	12.31.03
Weighted - average outstanding shares	253,758	213,469
Conversion of negotiable obligations	315,726	347,782
Weighted - average diluted ordinary shares	569,484	561,251

Below is a reconciliation between net income used for calculation of the basic and diluted earnings per share.

	12.31.04	12.31.03
Result for calculation of basic earnings per share	56,760	32,413
Exchange difference	1,805	13,121
Interest	10,230	11,401

Result for calculation of diluted earnings per share	68,795	56,935

Net basic earnings per share	0.224	0.152
Net diluted earnings per share	0.121	0.101

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 24:	PROVISION FOR UNEXPIRED CLAIMS AGAINST LLAO LLAO HOLDING S.A.

The company Llao Llao Holding S.A. (in the process of dissolution due to merger with IRSA Inversiones y Representaciones S.A.), predecessor of Llao Llao Resorts S.A. in the operation of the hotel complex “Hotel Llao Llao”, which was awarded by Resolution No. 1/91 issued by the National Parks Administration, was sued in 1997 by that Administration to obtain collection of the unpaid balance of the additional sale price, in Argentine external debt securities amounting to US$ 2,870,000. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of the mentioned amount in Argentine external debt securities available at the date of the ruling, plus interest accrued through payment, and compensatory and punitive interest and lawyers’ fees.

On March 2, 2004, the Company made a deposit of Ps. 7,191 in Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and a transfer of Argentine external debt securities class FRB - FRB L+13/16 2005 for a total nominal value of US$ 4,127,000, equivalent to Ps. 1,964. The total amount settled on that date was Ps. 9,156.

The intervening court served notice to the plaintiff of payment made, and on June 30, 2004 the plaintiff presented a writing rejecting that payment, considering it partial settlement of the debt arising from the firm judgement filed in the records of the case, and requested the setting up of a time deposit with the funds paid, automatically renewable every thirty days, until final payment of the total debt.

The Court resolved the matter by considering notice to have been served; as regards the amount due, the plaintiff must conform the claim to current regulations. Until final resolution of the matter, Banco de la Ciudad de Buenos Aires was instructed to appropriate the funds to a renewable time deposit.

As a result of this situation, Management decided to increase the provision for unexpired claims to Ps. 4,643.

NOTE 25:	OPTION FOR THE ACQUISITION OF BENAVIDEZ

On December 3, 2003, Inversora Bolívar S.A., and Desarrolladora El Encuentro S.A. (DEESA) signed a revocable option agreement for the acquisition of real property, whereby Inversora Bolívar S.A. granted an option to acquire land in Benavídez to DEESA.

In March 2004, DEESA notified Inversora Bolívar S.A. and the latter accepted exercise of the mentioned option. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$ 3,980,000 to Inversora Bolívar S.A., of which US$ 979,537 were paid during the previous quarter and the balance of US$ 3,000,463 will be paid through the exchange of 110 residential plots already chosen and identified in the option contract mentioned in the first paragraph of this note. Furthermore, through the same act, DEESA

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 25:	(Continued)

set up a first mortgage in favor of Inversora Bolívar S.A. on real property amounting to US$ 3,000,463 in guarantee of compliance with the operation and delivered US$ 500,000 to Inversora Bolívar S.A. corresponding to a deposit in guarantee and a performance bonds on the obligations undertaken. This balance will not accrue interest in favor of DEESA, and will be returned as follows: 50% at the time of certification of the progress of work and the remaining 50% upon certification of 90% of work progress.

NOTE 26:	ACQUISITION OF SHARES IN MENDOZA PLAZA SHOPPING

On September 29, 2004, Alto Palermo S.A. entered into a purchase-sale contract covering 49.9% of the capital stock of Pérez Cuesta S.A.C.I. for US$ 5.3 million, of which US$ 1.77 million were paid on December 2, 2004. The remaining balance will be paid in two installments of US$ 1.77 million each on September 29, 2005 and 2006.

Through this acquisition, the Alto Palermo S.A. became holder of 68.8% of the capital stock of the above company, the main activity of which is the exploitation of the Mendoza Plaza Shopping center in the city of Mendoza.

The operation was notified to the National Commission for the Defense of Competition in compliance with the regulations of the Ministry of Economy, having been approved by that Commission on November 17, 2004.

On December 2, 2004 a final purchase agreement was signed, the shares were transferred and a special shareholders’ meetings was held, which decided the amendment of the by-laws to change the corporate name from Pérez Cuesta S.A.C.I. to Mendoza Plaza Shopping S.A..

At December 31, 2004 no indenture has been signed formalizing the amendment of the by-laws and its approval by the control authorities.

Simultaneously with the purchase-sale of the shares of Pérez Cuesta S.A.C.I., Alto Palermo S.A. entered into the following contracts:

•	Put option with Banco de Chile, whereby the latter is entitled, although not obliged, to assign a mortgage loan agreement to the Company originally granted to Pérez Cuesta S.A.C.I amounting to US$ 15.5 million and a credit line fully disbursed to that company amounting to US$ 2.5 million; the debtor failed to comply with its payment obligations.

The loans are secured by the assigning in guarantee of rental payments to be made Falabella S.A. to Pérez Cuesta S.A.C.I.

The term for exercising the option is 60 days beginning on March 31, 2005 and the price of the assignment is US$ 8.5 million.

The Company assumed an irrevocable obligation to acquire the agreement if the assignor exercises the option, which must be formalized before a notary public.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 26:	(Continued)

•	Call option with HSBC Bank Argentina S.A., whereby Alto Palermo S.A. is entitled, although not obliged, to acquire, and HSBC Bank Argentina S.A. assumes an irrevocable obligation to transfer, a loan agreement originally granted to Pérez Cuesta S.A.C.I. amounting to US$ 7.0 million which the latter failed to pay. The loan is secured through the assigning in guarantee of rental payments to be made by Angulo Hermanos S.A. and Garbarino S.A..

The term for exercising the option is 30 days beginning on March 1, 2005 and the price of the assignment is Ps. 7.2 million.

On December 3, 2004 the Company paid a premium of Ps. 705,000 corresponding to premiums as consideration for the commitment assumed by the assignor, which will be considered as payment on account of the price.

•	Agreement with Inversiones Falabella Argentina S.A. establishing as follows:

1.	Capitalization terms were agreed in the event that Alto Palermo S.A. or one of its subsidiaries is assigned the loan from Banco de Chile or other bank loan and propose its capitalization through Company’s contributions.

2.	Upon maturity of the lease agreement currently in force between Pérez Cuesta S.A.C.I. and Inversiones Falabella, Alto Palermo S.A. will provide for the granting of an option to the latter for the renewal of the contract under the same terms as the current contract, with certain changes expressly established in the contract in force.

3.	In its capacity as surety, Alto Palermo S.A. will ensure payment by Pérez Cuesta S.A.C.I. to Falabella S.A. of the loan held by the former amounting to US$ 1.05 million, under the terms established in the contract.

4.	Inversiones Falabella Argentina S.A. will have an irrevocable right to sell its shares in Pérez Cuesta S.A.C.I. (put option) to Alto Palermo S.A., which may be exercised until the last business day of October 2008, for a total consideration of US$ 3.0 million according to the conditions expressly established in the contract.

NOTE 27:	INAUGURATION OF ALTO ROSARIO SHOPPING

On November 9, 2004 Alto Palermo S.A. inaugurated a new shopping center, Alto Rosario Shopping, in the city of Rosario, Province of Santa Fe. An hypermarket was inaugurated in December; the third stage includes the opening of a cinema complex and a “Museo de los Niños” (Children’s Museum) scheduled for the first quarter of 2005.

The current shopping center commenced activities with a 99.1% store occupancy rate.

NOTE 28:	GAINS TO BE MADE

In May 1996 Pérez Cuesta S.A.C.I. entered into a contract with Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) regarding the concession of the exploitation of services for sales of fuel, lubricants and car-washing to be provided on the premises of the shopping center. The duration of the contract is for 15 years, paying a price of Ps. 1,700 in advance, which accrues on the basis of the term of the agreement. At closing the amount of Ps. 1,585 was pending of accrual.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 28:	(Continued)

Additionally, the concessionaire made leaseholds improvements, which were capitalized as Fixed Assets, recognizing the related gain over the term of the contract. At closing the amount of Ps 343 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten theatres in the multiplex cinema system, with an approximate surface of 4,100 sq. m. This improvement of a building of Pérez Cuesta S.A.C.I. was capitalized as a fixed asset, with a balancing entry as deferred gains, recognizing the depreciation charges and the profits over a 50-year period. At closing the amount of Ps. 11,170 was pending of accrual.

On February 2, 1999 Pérez Cuesta S.A.C.I. entered into a contract with Riocruz S.C.S. (Tienda C&A), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is US$ 2,926, which accrues over a period of 10 years, as from April 1999, date on which it was registered with the Real Estate Record Office. At the end of the period the amount of unearned income totaled Ps. 2,780.

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the

Unaudited Financial Statements

For the six-month period ended

December 31, 2004

In comparative format

Name of the Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Corporate domicile:	Bolívar 108 1[o] Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements at December 31, 2004

compared with the same period of the previous year

Stated in thousand of pesos

Fiscal year No. 62 beginning July 1o, 2004

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 25, 1943

Of last amendment:	July 2, 1999

Registration number with the Superintendence of Corporations:	4,337

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Exhibit C.

CAPITAL COMPOSITION (Note 9)

	Authorized for Public Offer of Shares	In thousand of pesos
Type of stock		Subscribed	Paid up
Common stock,1 vote each	261,520,247	261,520	261,520

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of December 31, 2004 and June 30, 2004

In thousand of pesos (Note 1)

	December 31, 2004	June 30, 2004
ASSETS
CURRENT ASSETS
Cash and banks (Exhibit G)	3,730	7,523
Investments (Exhibits C, D and G)	15,193	14,576
Mortgages and leases receivables, net (Note 2 and Exhibit G)	5,544	4,611
Other receivables (Note 3 and Exhibit G)	19,407	14,980
Inventories (Note 4)	9,877	5,430

Total Current Assets	53,751	47,120

NON-CURRENT ASSETS
Mortgages receivables, net (Note 2)	37	37
Other receivables (Note 3 and Exhibit G)	69,902	74,682
Inventories (Note 4)	272	233
Investments (Exhibits C, D and G)	1,184,294	1,077,696
Fixed assets, net (Exhibit A)	201,675	204,958

Total Non-Current Assets	1,456,180	1,357,606

Total Assets	1,509,931	1,404,726

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Exhibit G)	2,995	2,055
Mortgages payable (Exhibit G)	2,234	2,218

Customer advances (Exhibit G)	727	1,040
Short term-debt (Note 5 and Exhibit G)	39,459	12,192
Salaries and social security charges	603	802
Taxes payable (Exhibit G)	5,809	2,177
Other liabilities (Note 6 and Exhibit G)	4,697	5,751

Total Current Liabilities	56,524	26,235

NON-CURRENT LIABILITIES
Long term-debt (Note 5 and Exhibit G)	409,879	415,229
Customer advances	984	1,312
Taxes payable	777	817
Other liabilities (Note 6 and Exhibit G)	1,194	1,279

Total Non-Current Liabilities	412,834	418,637

Total Liabilities	469,358	444,872

Minority interest
SHAREHOLDERS´ EQUITY	1,040,573	959,854

Total Liabilities and Shareholders’ Equity	1,509,931	1,404,726

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang

Vicepresident acting as

President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the six – month periods beginning on

July 1, 2004 and 2003

and ended December 31, 2004 and 2003

In thousand of pesos (Note 1)

	December 31, 2004	December 31, 2003
Sales, leases and services	10,099	16,894
Cost of sales, leases and services (Exhibit F)	(5,159)	(13,950)

Gross profit	4,940	2,944
Selling expenses (Exhibit H)	(585)	(860)
Administrative expenses (Exhibit H)	(8,410)	(4,487)

Subtotal	(8,995)	(5,347)
Results from operations and holding of real estate assets	—	—

Operating loss	(4,055)	(2,403)
Financial results generated by assets:
Interest income	4,757	5,625
Exchange gain	1,651	15,206
Loss on exposure to inflation	—	—
Financial results	3,620	18,178
Interest on discount by assets	(105)	79

Subtotal	9,923	39,088
Financial results generated by liabilities:
Discounts	—	—
Exchange loss	(3,241)	(21,759)
Gain on exposure to inflation	—	—
Interest on discount by liabilities	(5)	34
Financial expenses (Exhibit H)	(17,596)	(20,589)

Subtotal	(20,842)	(42,314)

Total financial results, net	(10,919)	(3,226)
Net gain in related companies (Note 8.c.)	76,999	41,249
Other income and (expenses), net (Note 7)	(3,820)	(875)

Income before tax	58,205	34,745
Income tax and asset tax (Note 1.6 m., n. and 12)	(1,445)	(2,332)

Net Income for the period	56,760	32,413

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang

Vicepresident acting as

President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the six – month periods beginning on

July 1, 2004 and 2003

and ended December 31, 2004 and 2003

In thousand of pesos (Note 1)

	Shareholders’ contributions				Legal reserve	Retained deficit	Total as of December 31, 2004	Total as of December 31, 2003
	Common Stock	Inflation adjustment of common stock	Additional paid-in-capital	Total
Balances as of beginning of year	248,803	274,387	595,505	1,118,695	19,447	(178,288)	959,854	809,186
Issuance of common stock	12,717	—	11,242	23,959	—	—	23,959	30,451
Net Income for the period	—	—	—	—	—	56,760	56,760	32,413

Balances as of December 31, 2004	261,520	274,387	606,747	1,142,654	19,447	(121,528)	1,040,573

Balances as of December 31, 2003	229,290	274,387	582,663	1,086,340	19,447	(233,737)		872,050

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang

Vicepresident acting as

President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the six – month periods beginning on

July 1, 2004 and 2003

and ended December 31, 2004 and 2003

In thousand of pesos (Note 1)

	December 31, 2004	December 31, 2003
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	9,864	120,292
Cash and cash equivalents as of end of period	4,058	41,195

Net decrease in cash and cash equivalents	(5,806)	(79,097)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income for the period	56,760	32,413
Plus income tax and asset tax accrued for the period	1,445	2,332
Adjustments to reconcile net income to cash flows from operating activities:
• Equity in earnings of controlled and affiliated companies	(76,999)	(41,249)
• Allowances and provisions	3,289	32
• Accrual for directors’s fees	3,540	—
• Amortization and depreciation	2,584	2,569
• Financial results	(6,373)	(2,893)
Changes in operating assets and operating liabilities:
• Decrease in current investments	6,316	4,992
• Increase in non – current investments	—	(610)
• (Increase) Decrease in mortgages and leases receivables	(952)	109
• Increase in other receivables	(1,586)	(3,572)
• (Increase) Decrease in inventory	(3,205)	3,861
• (Decrease) Increase in taxes payable, salaries and social security and customer advances	(114)	314
• Increase (Decrease) in accounts payable	940	(252)
• Increase in accrued interest	3,520	3,940
• Decrease in other liabilities	(4,817)	(7,259)

Net cash used in operating activities	(15,652)	(5,273)

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease from equity interest in subsidiary companies	402	618
• Increase interest in subsidiary companies	(1,175)	(41,886)
• Purchase of shares and options of Banco Hipotecario S.A.	—	(63,747)
• Sales of Banco Hipotecario S.A. shares	—	28,577
• Purchase of shares of Alto Palermo S.A.	(16,698)	(2,718)
• Purchase of Negotiable Obligations issued by Alto Palermo S.A.	(19,839)	—
• Purchase and improvements of undeveloped parcels of lands	(254)	—
• Loans granted to related parties	—	15,622
• Purchase and improvements of fixed assets	(330)	(435)
• Dividends collected	8,288	5,464

Net cash used in investing activities	(29,606)	(58,505)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase (Decrease) of short – term and long – term debt	18,002	(30,464)
• Repayment of debt for acquisition of shares in controlled companies	—	(1,150)
• Loans obtained from related parties	114	—
• Issuance of common stock	21,336	16,295

Net cash provided by (used in) financing activities	39,452	(15,319)

Net decrease in cash and cash equivalents	(5,806)	(79,097)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang

Vicepresident acting as

President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the six - month periods beginning on

July 1, 2004 and 2003

and ended December 31, 2004 and 2003

In thousand of pesos (Note 1)

	December 31, 2004	December 31, 2003
Supplemental cash flow information

• Interest paid	13,310	11,256
• Income tax paid	—	—

Non-cash activities:

• Increase in inventory through a decrease in fixed assets	1,404	2,606
• Increase in fixed assets through a decrease in inventory	123	—
• Conversion of unsecured convertible Notes into ordinary shares	2,623	14,146
• Conversion of convertible Notes of Alto Palermo S.A.	3,676	—
• Decrease in short – term and long – term debt through an increase in other liabilities	—	1,326
• Decrease in non- current investment through an increase in other receivables	—	9,298
• Increase in non- current investment through a decrease in other receivables	—	14,200
• Increase in other current liabilities through an increase in other receivables	—	5,313

Saúl Zang

Vicepresident acting as

President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

For the six – month periods beginning on

July 1, 2004 and 2003

and ended December 31, 2004 and 2003

In thousand of pesos

NOTE 1:	SIGNIFICANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.1.	Preparation and presentation of financial statements

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

The unaudited financial statements corresponding to the six-month periods ended December 31, 2004 and 2003 have not been audited. The Company’s Management estimates that all the necessary adjustments have been made to reasonably present the results of each period.

The results for the six-month periods ended December 31, 2004 and 2003 do not necessarily reflect proportionately the Company’s results for the complete financial years.

1.2.	Issuance of new technical pronouncement

On February 19, 2003, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncement No. 21: “Equity Method Value – consolidation of financial statements – information to disclose on related parties” through Resolution M.D. No. 5/2003. This Technical Pronouncement and the modifications it amendments there to, became effective to the Company for the fiscal year ended June 30, 2004. Furthermore, the National Securities Commission has adopted that standard, making certain changes and establishing that it is applicable to fiscal years commenced as from April 1, 2004, admiting early application.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.3.	Use of estimations

The preparation of the unaudited financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. Estimates are used when accounting for allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions prepared at the date of these unaudited financial statements.

1.4.	Recognition of the effects of inflation

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low materiality of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.5.	Comparative information

Balance sheet items at June 30, 2004 shown in these financial statements for comparative purposes arise from the audited annual financial statements corresponding to the year then ended.

Balances at December 31, 2004 shown in the Statement of Income, Changes in Shareholders’ Equity and Cash flows are shown on a comparative basis with those for the same period of the previous year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 1:	(Continued)

1.6.	Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

Operations denominated in foreign currency are converted into pesos at the rates of exchange in effect at the date of settlement of the operation. Operations in foreign currency are shown in the Statement of Income under Financial results, net.

In accordance with Decree 214/02, certain assets and liabilities denominated in US dollars or other foreign currencies existing at January 6, 2002 were converted into pesos at the parity of Ps. 1 per US$ 1 and adjusted through application of the reference stabilization index (CER).

c.	Short-term investments

Time deposits have been valued at placement value plus financial results accrued based on the internal rate of return determined at that moment.

Short-term investments in debt securities, and mutual funds were valued at their net realization value.

d.	Trade receivables and accounts payable

Trade receivables and accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate of return estimated at that time.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.6.	(Contd.)

f.	Other receivables and payables

Sundry current assets and liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding period.

Sundry receivables and payables (Asset tax, deposits in guarantee, and accounts receivable in trust) were valued based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the National Securities Commission and as mentioned above, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards in effect in the Autonomous City of Buenos Aires, which require that those balances be discounted. The effect resulting from this difference has not had a material impact on the financial statements.

Credits in kind:

The units relating to the building called “Edificios Cruceros” have been valued according to the accounting measuring standards corresponding to inventories receivable and it has been disclosed under the current portion of other receivables.

Liabilities in kind:

The Company records a liability in kind corresponding to an obligation to deliver units to be built in relation to the “San Martín de Tours” property. This liability was valued at the higher of amounts received or the estimated cost of building of the units plus additional costs to transfer the assets to the creditor, and is shown as a current liability under “Mortgages payable”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.6.	(Contd.)

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventory

A property is classified as available for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Residential, office and other non-retail properties completed or under construction are stated at cost, adjusted for inflation as mentioned in Note 1.4., or estimated net realizable value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. Selling costs are deferred and charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. Total contract costs are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. During the period ended December 31, 2004 interest costs of the property called “San Martín de Tours” were capitalized for $ 171. Previously in the financial period ended June 30, 2004 there have been no capitalizations of this item.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

At December 31, 2004, the Company maintains allowances for impairment of certain inventories, totaling Ps. 233 (identified as, Minetti D, Torres Jardín, Sarmiento 517 and parking lots in Dock 13).

The accounting value of inventories, net of allowances set up, does not exceed their estimated recoverable value.

i.	Long -term investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.6.i.	(Contd.)

•	Investments in shares of subsidiaries and related companies:

The long-term investments in subsidiaries and related companies detailed in Exhibit C have been valued by using the equity method of accounting based on the financial statements at December 31, 2004 issued by them. The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and related companies which exceeds or is below the market value of the assets acquired, and goodwill related to the subsidiary Alto Palermo S.A. and Banco Hipotecario S.A.

As a result of the purchase of shares and the exercise of the options mentioned in Note 16 to the consolidated financial statements, the Company has reevaluated the accounting criterion to be used for valuation of its participation in Banco Hipotecario S.A. and subsidiaries (Banco de Crédito y Securitización S.A.), originally recognized at net realization value and restated acquisition cost, respectively. Taking into account the current participation of the Company in these entities, the exercise of significant influence on their decisions and the intention to maintain the participation as a long-term investment, the Company has valued its investment in these companies by the equity method of accounting. In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Certificates of participation in IRSA I financial trust:

The Class D certificates of participation in IRSA I financial trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.6.i.	(Contd.)

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost adjusted for inflation mentioned in Note 1.4., or estimated net realizable value, whichever is lower. Land and land improvements are transferred to inventories when construction commences.

At December 31, 2004 the Company maintains allowances for impairment of certain parcels of undeveloped land totaling Ps. 8,253 (identified as Padilla, Torres Jardín IV, Constitución 1111).

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of period.

j.	Fixed assets

Fixed assets, net comprise primarily of rental properties and other property and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period.

•	Rental properties

Rental properties are carried at cost, adjusted for inflation as mentioned in Note 1.4., less accumulated depreciation and allowance for impairment at the end of the period. Costs incurred for the acquisition of the properties are capitalized. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for buildings. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred. Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the statement of income.

The Company capitalizes interest on long-term construction projects. No interest costs were capitalized during the reported periods.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.6.j.	(Contd.)

At December 31, 2004 the company maintains allowances for impairment of certain rental property, totaling Ps. 9,313 (identified as Avda. Madero 1020, Reconquista 823, Avda. Madero 942 Sarmiento 517, Suipacha 664, Av. de Mayo 595, Costitución 1111, Libertador 602, Rivadavia 2768, Libertador 498, and Costeros Dique IV).

•	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the period ended December 31, 2004 and the year ended June 30, 2004 were not material.

These costs are being amortized on a straight-line basis over a period of 3 years.

•	Other properties and equipment

Other property and equipment properties are carried at cost, adjusted for inflation as mentioned in Note 1.4., less accumulated depreciation. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	5
Computer equipment	3
Vehicles	5

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Deferred financing cost

Expenses incurred in connection with the issuance of debt and proceeds of loans have been deferred and are being amortized using the interest method over the life of the related issuances. In the case of redemption of this notes, the related expenses are amortized using the proportional method.

Amortization has been recorded under “Financial Results” in the statements of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.6.	(Contd.)

l.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

m.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (See Note 12).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carryforwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

Since it is unlikely that future taxable income will fully absorb tax loss carryforwards, the Company has recorded an impairment on a portion of that credit.

n.	Asset Tax

The Company calculates Asset tax by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company’s tax obligation in each year will coincide with the higher of the two taxes. However, if Asset tax exceeds income tax in a given year, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

At December 31, 2004, the Company has estimated the asset tax, recognizing under “Other receivables” (non-current) the amount estimated to be offset as payment on account of income tax in future years in accordance with current regulations, and expensing the remaining balance.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.6.	(Contd.)

o.	Allowances and Provisions

Allowance for doubtful accounts: the Company provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the unaudited financial statements reflect that consideration.

For impairment of assets: the Company regularly evaluates its non-current assets for recoverability. The Company considers that an impairment loss is recorded whenever the recoverable value is lower than book value. Impairment losses must be expensed against the result for the period. The recoverable value is mainly calculated using independent appraisals or projections of future cash flows. At the end of each year the Company estimated the recoverable value of its non-current assets, recording a charge due to impairment or reversing the provision.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these unaudited financial statements, Management understands that there are no elements to foresee potential contingencies having a negative impact on these unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.6.	(Contd.)

p.	Shareholders’ equity accounts

Movements in shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.4. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

The “Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.4., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

q.	Results for the period

The results for the period are shown as follows:

Income accounts are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in controlled and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Pronouncement 21.

r.	Advertising expenses

The Company generally charges the advertising and publicity expenses to results when they are incurred. Advertising and promotion expenses were approximately Ps. 151 and Ps. 148 for the periods ended December 31, 2004 and 2003, respectively.

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

t.	Derivative financial instruments

In the past the Company used certain financial instruments to administer the risk related to its net investments in foreign activities and also as a complement to reduce its net financial costs. At present, the Company does not record operations with derivatives.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.6.	(Contd.)

u.	Revenue recognition

u.1.	Sales of properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

•	the sale has been consummated;

•	there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property;

•	the Company’s receivable is not subject to future subordination; and

•	the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-price contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2.	Leases

Revenues from leases are recognized on a straight –line bases over the life of the related lease contracts.

v.	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting primarily in mutual funds, as cash equivalents.

w.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 2:	MORTGAGES AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	December 31, 2004		June 30, 2004
	Current	Non-current	Current	Non-current
Mortgages and leases receivable	727	37	405	37
Debtors under legal proceedings	2,116	—	2,024	—
Related parties (Note 8 a.)	3,679	—	3,142	—
Less:
Allowance for doubtful accounts (Exhibit E)	(978)	—	(960)	—

	5,544	37	4,611	37

As of December 31, 2004 and June 30, 2004, current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 3:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	December 31, 2004		June 30, 2004
	Current	Non- current	Current	Non- current
Asset tax credits (Note 1.6.n.)	21	20,488	—	19,329
Value added tax (“VAT”)	52	—	8	—
Related parties (Note 8 a.)	9,153	38	13,939	8
Guarantee deposits	—	5	—	33
Expenses to be recovered	254	—	242	—
Gross sales tax	1	—	6	—
Income tax prepayments and withholdings	5	—	16	—
Trust accounts receivable	—	361	—	361
Tax credit certificates	—	—	563	—
Advances to directors	3,540	—	—	—
Present value	—	(921)	—	(816)
Deferred income tax (Note 12)	—	49,931	—	49,931
Credit from barter of “Edificios Cruceros” (1)	5,878	—	—	5,836
Tax on personal assets	3,255	—	3,893	—
Allowance for uncollectibility of tax on personal asset (Exhibit E)	(3,255)	—	(3,887)	—
Pre-paid insurance	200	—	—	—
Other	303	—	200	—

	19,407	69,902	14,980	74,682

(1)	Secured with first mortgage in favor of the Company.

NOTE 4:	INVENTORIES

The breakdown for this item is as follows:

	December 31, 2004		June 30, 2004
	Current	Non- current	Current	Non- current
Real estate for sale	9,877	272	5,430	233

	9,877	272	5,430	233

The value recorded are disclosed net of the effect of the allowance for impairment, as mentioned in Note 1.6.o.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 5:	SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	December 31, 2004		June 30, 2004
	Current	Non- current	Current	Non- current
Bank loans (2)	6,852	53,531	3,401	56,556
Bank loans - Accrued interest (2)	323	5,319	229	4,108
Negotiable Obligations – 2009 principal amount (3)	11,135	87,000	5,528	91,915
Negotiable Obligations - 2009 -accrued interest (3)	523	8,664	402	6,728
Convertible Negotiable Obligations - 2007 (1)	2,624	255,365	2,632	255,922
Other financial loans	18,002	—	—	—

	39,459	409,879	12,192	415,229

1.	According to Note 11, these tally with the convertible negotiable obligations to stock (CNB) for a total amount of US$ 100 million which as of the current date amounts to US$ 86.2 million, net of issue expenses.
2.	Corresponds to unsecured loan for a total of US$ 51 million, which falls due on 20 November 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. US$ 35 million of the principal accrue interest at the LIBO rate over three months plus 200 basis points, and US$ 16 million accrue interest at a fixed rate that is progressively increased. On July 25, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. In addition, on March 17, 2004, the Company redeemed US$ 12 million for a total amount of US$ 8.6 million. Consequently, at December 31, 2004, principal (net of interest to be accrued at a market rate of 8% p.a.) amounts to US$ 20.3 million.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios, moreover, they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

3.	Corresponds with the Negotiable Bonds secured by the assets described in Note 10.b. for US$ 37.4 million, which mature on 20 November 2009, and have quarterly interest payments at the LIBO rate over three months plus 200 basis points. Consequently, at December 31, 2004 the Company recorded a total balance of US$ 32.9 million, which correspond to US$ 37.4 million discounted at a market rate equivalent to 8% p.a.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios; they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 6:	OTHER LIABILITIES

The breakdown for this item is as follows:

	December 31, 2004		June 30, 2004
	Current	Non- current	Current	Non- current
Related parties (Note 8.a)	134	5	24	—
Guarantee deposits	441	1,187	377	1,286
Provision for lawsuits (Exhibit E)	272	—	284	—
Directors´ fees (Note 8.a)	3,540	—	4,325	—
Directors’ deposits (Note 8.a)	—	8	—	8
Fund administration	1	—	1	—
Donations payable (Note 8.a)	—	—	569	—
Trust account payables	92	—	—	—
Present value	—	(6)	—	(15)
Other	217	—	171	—

	4,697	1,194	5,751	1,279

NOTE 7:	OTHER INCOME (EXPENSES), NET

The breakdown for this item is as follows:

	December 31, 2004	December 31, 2003
Other income:
Results from sale of fixed assets	6	11
Other	125	62

	131	73

Other expenses:
Unrecoverable VAT	(207)	(251)
Donations	(90)	(220)
Debit and credit tax	(354)	(348)
Lawsuits	(15)	(7)
Tax on personal assets	(3,255)	—
Other	(30)	(122)

	(3,951)	(948)

Total other income (expenses), net	(3,820)	(875)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 8:	INTERCOMPANY BALANCES AND TRANSACTIONS

a.	The balances as of December 31, 2004 and June 30, 2004, with controlled, shareholders, affiliated and related companies are as follows:

	December 31, 2004	June 30, 2004
Abril S.A. (1)
Current mortgages and leases receivables	2	2

Alternativa Gratis S.A. (3)
Current mortgages and leases receivables	4	16

Alto Palermo S.A. (1)
Current mortgages and leases receivables	563	610
Other current receivables	2,101	2,025
Current investments	4,274	4,185
Non-current investments	94,548	91,487
Current accounts payable	87	88
Other current liabilities	20	19

Altocity.Com S.A. (3)
Current mortgages and leases receivables	7	4
Current accounts payable	2	—

Baldovinos S.A. (1)
Current mortgages and leases receivables	4	—

Banco Hipotecario S.A. (3)
Non-current investments	109,567	87,392

Banco de Crédito y Securitización S.A (3)
Non-current investments	4,456	4,590

Buenos Aires Trade and Finance Center S.A. (1)
Current mortgages and leases receivables	4	—

Cresud S.A.C.I.F. (2)
Current mortgages and leases receivables	135	1
Current accounts payable	19	1
Long – term debt – Convertible Notes	134,928	132,942

Dolphin Fund Management S.A. (4)
Current mortgages and leases receivables	20	—
Other current receivables	—	4,915

Emprendimiento Recoleta S.A. (1)
Current accounts payable	—	5

Fibesa (1)
Current mortgages and leases receivables	4	4
Current accounts payable	2	2

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 8:	(Continued)

a.(Continued)

	December 31, 2004	June 30, 2004
Fundación IRSA (4)
Other current liabilities	—	569

Hoteles Argentinos S.A. (1)
Current accounts payable	2	2

Inversora Bolívar S.A. (1)
Current mortgages and leases receivables	2,900	2,455
Other current receivables	—	38
Current accounts payable	11	9

Llao Llao Resorts S.A. (1)
Current mortgages and leases receivables	2	—
Other current liabilities	—	5
Other non-current liabilities	5	—

Nuevas Fronteras S.A. (1)
Current accounts payable	1	1

Palermo Invest S.A. (1)
Other current receivables	4,084	4,084

Pereiraola S.A. (1)
Current mortgages and leases receivables	4	—

Advances employees (4)
Managers, Directors and other current Staff of the Company	90	104
Managers, Directors and other non- current Staff of the Company	38	8

Puerto Retiro S.A. (3)
Current mortgages and leases receivables	8	—

Red Alternativa S.A. (3)
Current mortgages and leases receivables	8	49

Ritelco S.A. (1)
Other current liabilities	114	—

Shopping Alto Palermo S.A. (1)
Other current receivable	2,878	2,773
Current accounts payable	—	9

Tarshop S.A. (1)
Current mortgages and leases receivables	14	1

Estudio Zang, Bergel & Viñes (4)
Current accounts payable	88	18

Directores (4)
Long – term debt – Convertible Notes	372	370
Other current liabilities	3,540	4,325
Other non-current liabilities	8	8
(1) Subsidiary.
(2) Shareholder.
(3) Equity investee
(4) Related party

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 8:	(Continued)

b.	Results on controlled, affiliated and related companies during the six month periods ended December 31, 2004 and 2003 are as follows:

	Period	Sales and service fees	Leases earned	Holding results	Recovery of expenses	Cost of services	Leases lost	Interest Earned	Fees	Donations	Interest Lost
Related parties

Alto Palermo S.A.	2004 2003	748 377	— —	— —	— —	134 —	— —	4,596 4,502	— —	— —	— —
Altocity.Com S.A.	2004 2003	19 37	19 85	— —	— —	— —	— —	— —	— —	— —	— —
Alternativa Gratis S.A.	2004 2003	19 19	— —	— —	— —	— —	— —	— —	— —	— —	— —
Palermo Invest S.A.	2004 2003	— —	— —	— —	2 —	— —	— —	— —	— —	— —	— —
Cresud S.A	2004 2003	141 256	— —	— —	— —	60 —	— —	— —	— —	— —	5,473 5,846
Red Alternativa S.A.	2004 2003	13 10	88 75	— —	— —	— —	— —	— —	— —	— —	— —
Tarshop S.A.	2004 2003	41 85	35 32	— —	— —	— —	— —	— —	— —	— —	— —
Dolphin Found Management S.A.	2004 2003	— 19	— —	2,390 2,800	— —	— —	— —	— —	— —	— —	— —
Abril S.A.	2004 2003	11 8	— —	— —	— —	— —	— —	— —	— —	— —	— —
Llao Llao Resorts S.A.	2004 2003	— —	31 12	— —	— —	— —	— —	— —	— —	— —	— —
Inversora Bolívar S.A.	2004 2003	601 588	84 —	— —	94 40	— —	156 —	— —	— —	— —	— —
Shopping Alto Palermo S.A.	2004 2003	— —	— —	— —	— —	— —	— —	105 135	— —	— —	3 —
Banco Hipotecario S.A.	2004 2003	— —	— —	— 19,501	— —	— —	— —	— —	— —	— —	— —
Ritelco S.A.	2004 2003	— —	— —	— —	— —	— —	— —	— 800	— —	— —	14 20
Personal loans	2004 2003	— —	— —	— —	— —	— —	— —	2 3	— —	— —	— —
Fundación IRSA	2004 2003	— —	— —	— —	— —	— —	— —	— —	— —	22 20	— —
Estudio Zang, Bergel y Viñes	2004 2003	— —	— —	— —	— —	— —	— —	— —	291 111	— —	— —

Total 2004		1,593	257	2,390	96	194	156	4,703	291	22	2,782

Total 2003		1,399	204	22,301	40	—	—	5,440	111	20	3,058

c.	The composition of Net gain in related companies is as follows:

	Income
	December 31, 2004	December 31, 2003
Equity in earnings of controlled and affiliated companies	77,680	40,595
Amortization of intangible assets and investments	1,193	654
Tax on APSA dividends	(1,874)	—

	76,999	41,249

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 9:	COMMON STOCK

a.	Common stock

As of December 31, 2004, IRSA’s capital stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders´ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders´ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders´ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders´ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders´ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors´ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors´ Meeting (2)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors´ Meeting (2)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors´ Meeting (2)	08.22.2003	Pending
Shares issued for cash	27	Board of Directors´ Meeting (2)	08.22.2003	Pending
Shares issued for cash	918	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	22	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	92	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	6,742	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	662	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	46	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	26	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	77	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	8,493	Board of Directors´ Meeting (3)	12.31.2003	Pending
Shares issued for cash	23	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	6	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	1,224	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	999	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	1	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	968	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	4	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	1,193	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	512	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	20	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	4,013	Board of Directors´ Meeting (3)	03.31.2004	Pending
Shares issued for cash	275	Board of Directors´ Meeting (2)	06.30.2004	Pending
Shares issued for cash	9,175	Board of Directors´ Meeting (2)	06.30.2004	Pending
Shares issued for cash	550	Board of Directors´ Meeting (2)	06.30.2004	Pending
Shares issued for cash	550	Board of Directors´ Meeting (3)	06.30.2004	Pending
Shares issued for cash	9,450	Board of Directors´ Meeting (3)	09.30.2004	Pending
Shares issued for cash	4	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	229	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	688	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	45	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	46	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	363	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	249	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash (1)	1,643	Board of Directors´ Meeting (3)	12.31.2004	Pending

	261,520

(1)	The shares were issued after the date of closing of the financial statements.
(2)	Conversion of negotiable obligations mentioned in Note 11.
(3)	Exercise of options mentioned in Note 11.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 9:	(Continued)

b.	Treasury stock

The Company repurchases periodically outstanding ordinary shares when it considers that their price is undervalued on the market.

During the periods ended December 31, 2004 and 2003 no treasury shares were bought.

c.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

NOTE 10:	RESTRICTED ASSETS

a.	The Labor Court N° 55 decided the distress of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is co-defendant, pending in court No. 55.

b.	The Company has mortgaged the following real estate: 13 functional units al Libertador 498, 71 supplementary units al Laminar Plaza and 19 supplementary units al Dique IV, in connection with the secured negotiable bonds referred to in Note 5.3..

c.	The Company has a first mortgage on the property identified as “San Martín de Tours” amounting to US$ 750,000, as performance bond for the construction of the building and transfer of title on the units to be exchanged in favor of Establecimientos Providence S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 11:	CONVERTIBLE NEGOTIABLE OBLIGATIONS

On March 8, 2002, the Ordinary and Extraordinary Meeting of Shareholders resolved:

a)	Approving the issuance of Negotiable Obligations Convertible into Ordinary Shares of the company (“ONC”) for up to a face value of US$100,000,000 (one hundred million pesos), for a term of 5 (five) years, at a fixed interest rate of 6% to 12% per annum, payable half-periodly in arrears.

b)	Approving a subscription option for the ONC holders to subscribe ordinary shares of the company at 1 (one) share per Ps.1 (one peso) of ONC face value, paying in cash Ps.1(pesos one) as subscription price, during 15 (fifteen) days after the conversion term has expired, including the corresponding capital increase.

c)	Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.

d)	Amending article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article Nine of the Bylaws.

The public offering and listing of the above-mentioned negotiable obligations was approved by Resolution No. 14316 of the National Securities Commission dated September 24, 2002 and the Buenos Aires Stock Exchange, authorizing the issuance for up to US$ 100,000,000 of securities consisting of negotiable obligations convertible for ordinary shares, bearing interest at an annual rate of 8% and falling due in 2007 and which, at the time of their conversion, provide the right to options to subscribe 100,000,000 ordinary shares. Furthermore, the conversion price and the price of Warrants have been set as follows:

a)	The conversion price is 0.5571 shares (5.5713 GDS), while the price of the Warrant is 0.6686 shares (6.6856 GDS).

b)	The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1.7949 shares (0.1795 GDS) and has an option to purchase the same number of shares at the exercise price set for the Warrant.

As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Bonds in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Bonds fell from US$ 0.5571 to US$ 0.54505 and the price of execution of the warrants dropped from US$ 0.6686 to US$ 0.6541. Said adjustment came into force on 20 December 2002.

The Convertible Negotiable Obligations and options will fall due on November 14, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 11:	(Continued)

The convertible negotiable bonds were underwritten in full and were paid in cash and assigned to restructure or partially settle the Company’s financial debt at the time of such subscription. Consequently, Note 5 of the financial statements shows the Company’s financial debt after the restructuring and placement mentioned above.

On December 31, 2004, holders of Convertible Negotiable Obligations had exercised their right to convert them for a total of US$ 13.8 million, giving rise to the issuance of 25,371,758 ordinary shares of Ps. 1 face value each as disclosed in Note 9.

Furthermore, at December 31, 2004, options to subscribe Company shares amounting to US$ 15.8 million were exercised, giving rise to the issuance of 24,149,216 ordinary shares of Ps. 1 par value each, as mentioned in Note 9.

The total amount of Convertible Negotiable Obligations at December 31, 2004 is US$ 86,172,381.

NOTE 12:	INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Reclass. between def. tax and income tax previous year	Changes for the period	Balances at period-end
Non-current deferred assets and liabilities
Investments	(6,706)	(72)	(956)	(7,734)
Trade receivables	(53)	33	(5)	(25)
Other receivables	278	—	37	315
Inventories	740	7	1,034	1,781
Fixed assets	(674)	—	(1,107)	(1,781)
Intangible assets	8	—	—	8
Tax loss carryforwards	87,189	(1,973)	8,252	93,468
Financial debt	7,166	—	(3,770)	3,396
Other debt	142	344	(25)	461
Provisions	99	—	(4)	95
Allowances for deferred assets	(38,258)	1,661	(3,456)	(40,053)

Total non-current	49,931	—	—	49,931

Total net deferred assets	49,931	—	—	49,931

Net assets at the end of the period derived from the information included in the above table amount to Ps. 49,931.

Deferred assets have been provided for in the portion estimated not to be absorbed based on projections of results for future years.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to the accounting profit for the six – month periods ended December 31, 2004 and 2003, respectively:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 12: (continued)
Items	12.31.04 Ps.	12.31.03 Ps.
Result for the period (before income tax)	58,205	34,745
Current income tax rate	35%	35%

Result for the period at the tax rate	20,372	12,161
Permanent differences at the tax rate:
- Restatement into constant currency	(10,681)	(13,032)
- Donations	32	77
- Amortization of goodwill	(18)	6
- Equity in earnings of controlled and affiliated companies	(13,863)	3,133
- Holding result on Participation Certificates F.F.	(437)	(192)
- Directors’ Fees	—	(9)
- Tax on personal assets	1,139	—
- Sundry permanent differences	—	1,829
- Recovery of allowance for deferred assets.	3,456	(3,973)

Total income tax charge for the period (*)	—	—

Difference (*)	—	—

(*)	Difference with the income tax charge of the Statements of Income belongs to the asset tax charge.

Unexpired income tax loss carryforward pending use at the end of the period amount to Ps. 267,053 according to the following detail:

Generated in	Amount Ps.	Year of expiry
2002	211,160	2007
2004	32,313	2009
2005	23,580	2010

Total tax loss carryforward	267,053

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed Assets

For the six – month period ended December 31, 2004

compared with the year ended June 30, 2004

In thousand of pesos

Exhibit A

					Depreciation
						For the period
Items	Value at beginning of year	Increases and transfers	Deductions and Transfers	Value as of end of The year/period	Accumulated as of beginning of year	Increase, deductions And Transfers	Rate %	Amount (1)	Accumulated as of the year/ period end	Net carrying Value as of December 31, 2004	Net carrying value as of June 30, 2004
Furniture and fixtures	1,516	24	—	1,540	1,512	—	20	3	1,515	25	4
Computer equipment	4,445	153	—	4,598	4,222	—	33.33	101	4,323	275	223
Leasehold improvements	6,432	23	—	6,455	4,540	—	10	368	4,908	1,547	1,892
Vehicles	—	130	—	130	—	—	20	14	14	116	—
Real Estate:
Alsina 934	1,776	—	—	1,776	319	—		14	333	1,443	1,457
Av. de Mayo 595	5,982	—	—	5,982	1,563	—		50	1,613	4,369	4,419
Av. Madero 942	2,701	—	—	2,701	488	—		19	507	2,194	2,213
Constitución 1111	683	—	—	683	189	—		4	193	490	494
Costeros Dique IV	21,022	—	—	21,022	899	—		169	1,068	19,954	20,123
Dique 2 M10 (1I) Edif. A	21,160	—	—	21,160	1,434	—		181	1,615	19,545	19,726
Laminar Plaza	33,513	—	—	33,513	2,387	—		271	2,658	30,855	31,126
Libertador 498	49,274	—	—	49,274	6,595	—		390	6,985	42,289	42,679
Libertador 602	3,046	—	—	3,046	418	—		23	441	2,605	2,628
Madero 1020	4,919	—	(1,707)	3,212	872	(303)		25	594	2,618	4,047
Maipú 1300	52,632	—	—	52,632	7,200	—		427	7,627	45,005	45,432
Reconquista 823	21,771	—	—	21,771	4,038	—		162	4,200	17,571	17,733
Rivadavia 2768	—	123		123	—			1	1	122	—
Sarmiento 517	122	—	—	122	1	—		2	3	119	121
Suipacha 652	14,137	—	—	14,137	3,496	—		108	3,604	10,533	10,641

Total as of December 31, 2004	245,131	453	(1,707)	243,877	40,173	(303)	—	2,332	42,202	201,675

Total as of June 30, 2004	222,630	25,808	(3,307)	245,131	36,776	(619)	—	4,016	40,173		204,958

(1)	The accounting application of the depreciation for the period is set forth in Exhibit H.
(2)	See comments in Note 1.j.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of December 31, 2004 and June 30, 2004

In thousand of pesos

Exhibit C

							Issuer’s information (1)
								Last financial statement
Issuer and types of securities	Class	P.V.	Amount	Listing value	Value as of December 31, 2004	Value as of June 30, 2004	Main Activity	Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity	(1) Interest in capital stock
Current Investment

Boden (2)	Ps.	0,001	4,487	0.0016	7	7

Cedro (2)	Ps.	0,001	16,820	0.0010	17	67

Total current investments as of December 31, 2004					24

Total current investments as of June 30, 2004						74

(1)	Not inform because the equity interest is less than 5%.
(2)	Not considered as cash for purposes of the statement of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of December 31, 2004 and June 30, 2004

In thousand of pesos

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Listing value	Value Recorded at December 31, 2004	Value Recorded at June 30, 2004	Issuer’s information							Interest in Capital Stock Class
							Main Activity	Corporate domicile	Issuer and types of securities
									Date	Capital stock (Par value)	Income (loss) for the period	Shareholders equity
Non-current investments

Abril S.A.	Common 1 vote Irrevoc. Contrib Higher Inv. Value	5.000 —	1,320 — —		(39,086 26,269 14,089)	(38,753 25,839 14,089)	Building, development and administration of country club	Bolívar 108 1° floor Buenos Aires	12.31.2004	13,200	(4,063)	45,135		50%

Pereiraola S.A. I.C.I.F.y A	Common 1 vote Irrevoc. Contrib. Higher Inv. Value	0.001 —	50,000 —		70 1,297 7,553	107 1,246 7,553	Real estate and financing	Bolívar 108 1° floor Buenos Aires	12.31.2004	100	(73)	2,733		50%

Baldovinos S.A.	Common 1 vote Irrevoc. Contrib	0.001	6,000		(6,139 11,564)	(5,926 11,564)	Real estate and building	Bolívar 108 1° floor Buenos Aires	12.31.2004	12	(413)	10,968		50%

Palermo Invest S.A.	Common 1 vote Lower Value Purchase expenses	0.001	52,170,000		131,879 (596 504)	131,116 (598 506)	Investment	Bolívar 108 1° floor Buenos Aires	12.31.2004	78,251	1,143	197,809		66,6700%

Hoteles Argentinos S.A.	Common 1 vote Irrevoc. Contrib. Higher Inv. Value Purchase expenses	0.001 —	7,909,272 —		11,497 3,531 1,946 47	(912 3,531 1,989 47)	Hotel Libertador explotation	Av. Córdoba 680 Buenos Aires	12.31.2004	9,887	542	3,815		79,9999%

Alto Palermo S.A. (2)	Common 1 vote Goodwill	0,001	47,354,553		465,477 (49,478)	426,162 (25,965)	Real estate investments	Moreno 877 22° Floor Buenos Aires	12.31.2004	77,898	10,830	768,582		60,6780%

Buenos Aires Trade and Finance Center S.A.	Common 1 vote Irrevoc. Contrib. P. expenses	0.001 —	12,000 —		14,165 22,336 100	5,658 21,641 143	Real estate investments	Bolívar 108 1° floor Buenos Aires	12.31.2004	12	8,507	36,501		100%

Llao – Llao Resort S.A	Common 1 vote Irrevoc. Contrib. P. expenses	0.001 —	5,878,940 —		12,850 2,397 215	11,391 2,397 220	Hotel Llao- Llao explotation	Florida 537 Floor 18 Buenos Aires	12.31.2004	11,757	2,840	29,663		50%

Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500		4,456	4,590	Banking	Tte. Gral Perón 655 Bs. As	12.31.2004	62,500	8,184 (4)	105,244	(4)	5,1000%

Ritelco S.A.	Common 1 vote Irrevoc. Contrib.	0.001	66,970,394		126,899 27,340	98,524 27,340	Investments	Zabala 1422, Montevideo	12.31.2004	66,970	28,375	154,239		100%

Banco Hipotecario S.A. (3)	Common 1 vote	0.001	9,805,122		112,450	90,351	Banking	Reconquista 151 Floor 1 Bs. As.	12.31.2004	150,000	279,143 (4)	1,959,160	(4)	6,5400%
					(2,883)	(2,959)

Total as of December 31, 2004					900,749	—

Total as of June 30, 2004					—	810,891

(1)	These holdings do not include the effects on the equity method for conversion of irrevocable contributions into shares.
(2)	Quotation price of APSA´s shares at December 31, 2004 is Ps. 6.30

Quotation price of APSA´s shares at June 30, 2004 is Ps. 3.50

(3)	Quotation price of Banco Hipotecario´s shares at December 31, 2004 is Ps. 10.40

Quotation price of Banco Hipotecario´s shares at June 30, 2004 is Ps. 7.20

(4)	Does not include adjustments for application on the equity method of valuating according to Technical Pronouncement 21.

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Balance Sheets as of December 31, 2004 and June 30, 2004

In thousand of pesos

Exhibit D

Items	Value as of December 31, 2004	Value as of June 30, 2004
Current Investments
Time deposits	—	1,466
Mutual funds (1)	10,529	8,621
Convertible Bond APSA 2006 – Accrued interest (2)	4,274	4,185
Other investments (2)	236	14
IRSA I Trust Exchangeable Certificates (2)	130	216

Total current investments as of December 31, 2004	15,169

Total current investments as of June 30, 2004		14,502

Non-current investments
Constitución 1111 (3)	1,261	1,261
Dique IV	6,316	6,160
Padilla 902 (3)	71	71
Pilar	3,408	3,408
Santa María del Plata	124,881	124,783
Terrenos de Caballito	19,898	19,898
Torres Jardín IV (3)	2,568	2,568

Subtotal	158,403	158,149

IRSA I Trust Exchangeable Certificates	4,075	4,722
Convertible Bond APSA 2006	94,548	91,487
Other	26,479	12,410

Subtotal	125,102	108,619

Art work	40	37

Total non-current investments as of December 31, 2004	283,545

Total non-current investments as of June 30, 2004		266,805

(1)	Ps. 8,407 and Ps. 5,965 corresponding to the “Dolphin Fund PLC” trust at December 31, 2004 and June 30, 2004 not considered as cash for purposes of the statement of cash flows.

Ps. 1,794 and Ps. 1,781 corresponding to the NCM Development Partner Fund at December 31, 2004 and June 30, 2004 not considered as cash for purposes of statements of cash flows.

(2)	Not considered as cash for purposes of the statement of cash flows.
(3)	See comments in Note 1.6.i.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Provisions

For the six – month period

ended December 31, 2004 compared with the year ended June 30, 2004

In thousand of pesos

Exhibit E

Items	Balances as of beginning of year	Increases (1)	Decreases	Carrying value as of December 31, 2004	Carrying value as of June 30, 2004
Deducted from assets:
Allowance for doubtful accounts	960	19	(1)	978	960
Impairment of inventory	444	698	(909)	233	444
Impairment of fixed assets	9,800	211	(698)	9,313	9,800
Impairment of undeveloped plots of land	8,253	—	—	8,253	8,253
Allowance for uncollectibility of tax on personal assets	3,887	3,255	(3,887)	3,255	3,887
From liabilities:
Provisions for lawsuits	284	15	(27)	272	284

Total as of December 31, 2004	23,628	4,198	(5,522)	22,304

Total as of June 30, 2004	54,071	6,199	(36,642)		23,628

(1)
-	The increase in the allowance for doubtful accounts is shown in Exhibit H.
-	The increase of the allowance for impairment of value of inventories is due to a transfer of the allowance for impairment of value of fixed assets.
-	The increase of the allowance for impairment of value of fixed assets is due to a transfer of the allowance for impairment of value of inventories.
-	The increase of the allowance for uncollectibility of the tax on personal assets is disclosed in Note 7.
-	The increase in the provision for lawsuits is disclosed in Note 7.

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the six – month periods beginning on

July 1, 2004 and 2003

and ended December 31, 2004 and 2003

In thousand of pesos

Exhibit F

	December 31, 2004	December 31, 2003
I. Cost of sales
Stock as of beginning of year	5,663	11,554
Plus (less):
Purchases for the period	4,675	426
Expenses (Exhibit H)	230	301
Transfers to fixed assets	(123)	—
Transfers from fixed assets	1,404	2,606
Transfers to investments	—	—
Less:
Stock as of end of the period	(10,149)	(4,409)

Subtotal	1,700	10,478

Plus
Cost of sales – Abril S.A.	402	618

Cost of properties sold	2,102	11,096

II. Cost of leases
Expenses (Exhibit H)	2,492	2,446

Cost of properties leased	2,492	2,446

III. Cost of fees for services
Expenses (Exhibit H)	565	408

Cost of fees for services	565	408

Total costs of sales, leases and services	5,159	13,950

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Balance Sheets as of December 31, 2004 and June 30, 2004

In thousand of pesos

Exhibit G

Items	Class	Amount	Prevailing exchange rate		Total as of December 31, 2004	Total as of June 30, 2004
Assets
Current Assets
Cash and banks:
Cash	US$	632	0.002939	(1)	2	14
Banks	US$	36,221	0.002939	(1)	106	3,299
Banks	EUR	45,955	0.004004	(1)	184	162
Savings accounts	US$	1,116,937	0.002939	(1)	3,283	3,712
Investments:
Boden 2013	US$	610	0.002939	(1)	2	1
Time Deposits	US$	—	0.002939	(1)	—	1,466
Mutual Funds	US$	3,470,762	0.002939	(1)	10,201	7,747
Mutual Funds	EUR	81,802	0.004004	(1)	328	288
Convertible Bond APSA 2006 (interest)	US$	1,434,743	0.002979	(1)	4,274	4,185
Banco Ciudad de Bs. As. Bond	EUR	55,000	0.004004	(1)	220	—
Interest “Banco Ciudad de Bs. As. Bond”	EUR	3,925	0.004004	(1)	16	14
Mortgages and leases receivables:
Debtors from sale of real estate	US$	50,642	0.002939	(1)	149	—
Other receivables:
Credit from barter of “ E. Costeros”	US$	2,000,000	0.002939	(1)	5,878	—
Other	US$	50,300	0.002939	(1)	148	—

Total Current Assets					24,791	20,888

Non-Current Assets
Investments:
Convertible Bond APSA 2006	US$	31,738,261	0.002979	(1)	94,548	91,487
Banco Ciudad de Bs. As. bond	EUR	195,000	0.004004	(1)	781	887
Other	US$	9,626,319	0.002979	(1)	25,698	11,523
Other receivables:
Credit from barter of “Edificios Cruceros”	US$				—	5,836

Total Non-current Assets					121,027	109,733

Total Assets as of December 31, 2004					145,818

Total Assets as of June 30, 2004						130,621

Liabilities
Current Liabilities
Accounts payable	US$	150,021	0.002979	(1)	447	510
Mortgages payables	US$	750,000	0.002979	(1)	2,234	2,218
Customer advances	US$	6,500	0.002979	(1)	19	—
Taxes payable	US$	41,379	0.002979	(1)	123	60
Financial debts	US$	7,202,678	0.002979	(1)	21,457	12,192
Other liabilities
Related parties	US$	38,298	0.002979	(1)	114	—
Guarantee deposits	US$	40,841	0.002979	(1)	122	10

Total Current Liabilities	US$				24,516	14,990

Non-current Liabilities
Financial debts	US$	138,039,941	0.002979	(1)	411,221	416,823
Other liabilities:
Other	US$	—	0.002979	(1)	—	22
Guarantee deposits	US$	370,043	0.002979	(1)	1,102	1,037

Total Non-current Liabilities	US$				412,323	417,882

Total Liabilities as of December 31, 2004					436,839

Total Liabilities as of June 30, 2004						432,872

(1)	Official rate of exchange quoted by Banco Nación at December 31, 2004.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19.550, section 64, paragraph b)

For the six – month periods beginning on

July 1, 2004 and 2003

and ended December 31, 2004 and 2003

In thousand of pesos

Exhibit H

Items	Total as of December 31, 2004	Cost of properties leased	Cost of properties sold	Cost of fees for services	Cost of hotel activity	Expenses			Total as of December 31, 2003
						Administration	Selling	Financing
Directors fees	3,540	—	—	—	—	3,540	—	—	—
Fees and payments for services	1,056	—	—	—	—	1,056	—	—	341
Salaries, bonuses and social security charges	2,370	—	—	—	—	2,370	—	—	2,775
Other expenses of personnel administration	65	—	—	—	—	65	—	—	64
Depreciation and amortization	2,584	1,846	—	—	—	486	—	252	2,569
Maintenance of buildings	919	646	230	—	—	43	—	—	1,279
Utilities and postage	8	—	—	—	—	8	—	—	8
Travel expenses	163	—	—	—	—	163	—	—	38
Advertising and promotion	151	—	—	—	—	4	147	—	148
Fees and expenses for property sold	181	—	—	—	—	—	181	—	498
Local transportation and stationery	38	—	—	—	—	38	—	—	63
Taxes, rates and assessments	—	—	—	—	—	—	—	—	—
Subscriptions and dues	97	—	—	—	—	97	—	—	147
Interest and indexing adjustments	17,155	—	—	—	—	—	—	17,155	19,780
Bank charges	92	—	—	—	—	—	—	92	82
Safety box and stockbroking charges	208	—	—	—	—	184	—	24	95
Doubtful accounts	19	—	—	—	—	—	19	—	25
Insurance	112	—	—	—	—	112	—	—	196
Security	—	—	—	—	—	—	—	—	2
Courses	19	—	—	—	—	19	—	—	3
Trust Result	—	—	—	—	—	—	—	—	—
Rents	148	—	—	—	—	148	—	—	178
Gross sales tax	238	—	—	—	—	—	238	—	223
Other	715	—	—	565	—	77	—	73	577

Total as of December 31, 2004	29,878	2,492	230	565	—	8,410	585	17,596	—

Total as of December 31, 2003	—	2,446	301	408	—	4,487	860	20,589	29,091

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities

as of December 31, 2004 and June 30, 2004

In thousand of pesos

Exhibit I

		With maturity date												Interest
			To due												Accrued
	Without term	Falling due	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due	Total with term	Total	No accrued	Fixed term	Variable term
12.31.2004
Assets
Investments	14,627	—	4,421	—	110	110	120,686	341	—	—	125,668	125,668	140,295	19,048	121,247	—
Receivables	50,856	209	14,207	102	79	9,429	39	35	—	19,934	43,825	44,034	94,890	24,936	69,954	—
Liabilities
Loans	—	—	25,968	4,497	4,497	4,497	17,988	291,339	35,974	64,578	449,338	449,338	449,338	17,451	255,365	176,522
Other liabilities	272	175	4,148	3,744	2,680	6,046	1,583	679	134	559	19,573	19,748	20,020	20,020	—	—

06.30.2004
Assets
Investments	13,415	—	5,882	—	—	—	296	103,306	296	—	109,780	109,780	123,195	17,832	105,363	—
Receivables	50,833	153	14,398	4,109	7	22	5,861	20	—	18,907	43,324	43,477	94,310	93,687	60	563
Liabilities
Loans	—	—	630	2,632	—	8,930	17,860	26,791	291,644	78,934	427,421	427,421	427,421	14,098	413,323	—
Other liabilities	284	148	4,371	6,390	381	2,469	1,269	1,427	126	586	17,019	17,167	17,451	17,451	—	—

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2004

Stated in thousand of pesos

1.	None

2.	None

3.	Additional information on assets and liabilities

Concept	Falling due (Point 3.a.)	Without term	To be due (Point 3.c.)
	12.31.2004	Current	03.31.2005	06.30.2005	09.30.2005	12.31.2005
Receivables
Mortgages and leases receivables	209	925	4,394	16	—	—
Other receivables	—	—	9,813	86	79	9,429

Total	209	925	14,207	102	79	9,429

Liabilities
Customer advances	—	—	235	164	164	164
Taxes payables	—	—	288	3,274	19	2,228
Trade accounts payable	—	—	2,995	—	—	—
Mortgages payables	—	—	—	—	2,234	—
Other liabilities	175	272	493	67	36	3,654
Short and long term debts	—	—	25,968	4,497	4,497	4,497
Salaries and social securities payables	—	—	137	239	227	—

Total	175	272	30,116	8,241	7,177	10,543

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2004

3. (Continued)

Stated in thousand of pesos

Concept	Without term	To be due (Point 3.c.)
	Non Current	12.31.2006	12.31.2007	12.31.2008	12.31.2009	Total
Receivables
Mortgages and leases receivables	—	17	20	—	—	37
Other receivables	49,931	22	15	—	19,934	69,902

Total	49,931	39	35	—	19,934	69,939

Liabilities
Customer advances	—	656	328	—	—	984
Taxes payables	—	84	77	74	542	777
Other liabilities	—	843	274	60	17	1,194
Short and long term debts	—	17,988	291,339	35,974	64,578	409,879

Total	—	19,571	292,018	36,108	65,137	412,834

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2004

Stated in thousand of pesos

The classification of receivables and liabilities is as follows:

4-a.	Breakdown by currency and maturity

Items	Current			Non-current			Total	Total in local currency	Total in foreign currency	Total
	Local currency	Foreign currency	Total current	Local currency	Foreign currency	Total
Receivables
Mortgages and leases receivables	5,395	149	5,544	37	—	37	5,581	5,432	149	5,581
Other receivables	13,381	6,026	19,407	69,902	—	69,902	89,309	83,283	6,026	89,309

Total	18,776	6,175	24,951	69,939	—	69,939	94,890	88,715	6,175	94,890

Liabilities
Customer advances	708	19	727	984	—	984	1,711	1,692	19	1,711
Taxes payable	5,686	123	5,809	777	—	777	6,586	6,463	123	6,586
Trade accounts payable	2,548	447	2,995	—	—	—	2,995	2,548	447	2,995
Mortgages payables	—	2,234	2,234	—	—	—	2,234	—	2,234	2,234
Other liabilities	4,461	236	4,697	92	1,102	1,194	5,891	4,553	1,338	5,891
Short and long term debt	18,002	21,457	39,459	(1,342)	411,221	409,879	449,338	16,660	432,678	449,338
Salaries and social security payable	603	—	603	—	—	—	603	603	—	603

Total	32,008	24,516	56,524	511	412,323	412,834	469,358	32,519	436,839	469,358

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2004

Stated in thousand of pesos

4-b.	Breakdown by adjustment clause

Items	Current			Non-current			Total	Total without adjustment clause	Total with adjustment clause	Total
	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables
Mortgages and leases receivables	5,544	—	5,544	37	—	37	5,581	5,581	—	5,581
Other receivables	19,407	—	19,407	69,902	—	69,902	89,309	89,309	—	89,309

Total	24,951	—	24,951	69,939	—	69,939	94,890	94,890	—	94,890

Liabilities
Customer advances	727	—	727	984	—	984	1,711	1,711	—	1,711
Taxes payable	5,809	—	5,809	777	—	777	6,586	6,586	—	6,586
Trade accounts payable	2,995	—	2,995	—	—	—	2,995	2,995	—	2,995
Mortgages payables	2,234	—	2,234	—	—	—	2,234	2,234	—	2,234
Other liabilities	4,697	—	4,697	1,194	—	1,194	5,891	5,891	—	5,891
Short and long term debt	39,459	—	39,459	409,879	—	409,879	449,338	449,338	—	449,338
Salaries and social security payable	603	—	603	—	—	—	603	603	—	603

Total	56,524	—	56,524	412,834	—	412,834	469,358	469,358	—	469,358

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2004

Stated in thousand of pesos

4-c.	Breakdown of accounts receivable and liabilities by interest clause

Items	Current				Non-current				Total	Total accruing interest	Total not- accruing interest	Total
	Accruing interest		Not- accruing interest	Total current	Accruing interest		Not- accruing interest	Total non- current
	Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables
Receivables	—	—	5,544	5,544	—	—	37	37	5,581	—	5,581	5,581
Other receivables	90	—	19,317	19,407	69,864	—	38	69,902	89,309	69,954	19,355	89,309

Total	90	—	24,861	24,951	69,864	—	75	69,939	94,890	69,954	24,936	94,890

Liabilities
Customer advances	—	—	727	727	—	—	984	984	1,711	—	1,711	1,711
Taxes payable	—	—	5,809	5,809	—	—	777	777	6,586	—	6,586	6,586
Trade accounts payable	—	—	2,995	2,995	—	—	—	—	2,995	—	2,995	2,995
Mortgages payables	—	—	2,234	2,234	—	—	—	—	2,234	—	2,234	2,234
Other liabilities	—	—	4,697	4,697	—	—	1,194	1,194	5,891	—	5,891	5,891
Short and long term debt	—	35,991	3,468	39,459	255,365	140,531	13,983	409,879	449,338	431,887	17,451	449,338
Salaries and social security payable	—	—	603	603	—	—	—	—	603	—	603	603

Total	—	35,991	20,533	56,524	255,365	140,531	16,938	412,834	469,358	431,887	37,471	469,358

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2004

Stated in thousand of pesos

5.	Intercompany

a.	Intercompany interest

See Exhibit C to the unaudited financial statements.

b.	Related parties debit/credit balances (Note 8)

Current mortgages and leases receivables

December 31, 2004
Related parties:
Abril S.A.	2
Alternativa Gratis S.A.	4
Alto Palermo S.A.	563
Altocity.Com S.A.	7
Baldovinos S.A.	4
Buenos Aires Trade and Finance Center S.A.	4
Cresud S.A.C.I.F.	135
Dolphin Fund Management S.A.	20
Fibesa S.A.	4
Inversora Bolívar S.A.	2,900
Llao Llao Resorts S.A.	2
Pereiraola S.A.	4
Puerto Retiro S.A.	8
Red Alternativa S.A.	8
Tarshop S.A.	14

Other current receivables

December 31, 2004
Related parties:
Alto Palermo S.A.	2,101
Shopping Alto Palermo S.A.	2,878
Palermo Invest S.A	4,084
Advances employees	90

Other non-current receivables

December 31, 2004
Related parties:
Advances employees	38

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2004

Stated in thousand of pesos

Current investments

December 31, 2004
Related parties:
Alto Palermo S.A.	4,274

Non-current investments

December 31, 2004
Related parties:
Alto Palermo S.A.	94,548
Banco Hipotecario S.A.	109,567
Banco de Crédito y Securitización S.A.	4,456

Current accounts payables

December 31, 2004
Related parties:
Alto Palermo S.A.	87
Cresud S.A.C.I.F.	19
Fibesa S.A.	2
Altocity.com s.A.	2
Nuevas Fronteras S.A.	1
Inversora Bolívar S.A.	11
Estudio Zang, Bergel & Viñes	88
Hoteles Argentinos S.A.	2

Long – term debt

December 31, 2004
Related parties:
Cresud S.A.C.I.F.	134,928
Directors	372

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2004

Stated in thousand of pesos

Other current liabilities

December 31, 2004
Related parties:
Alto Palermo S.A.	20
Directors	3,540
Ritelco S.A.	114

Other non-current liabilities

December 31, 2004
Related parties:
Directors	8
Llao Llao Resorts S.A.	5

6.	Note 8.

7.	In view of the nature of the inventory, no physical inventories are performed and there are no frozen assets.

8.	See Notes 1.6.h., 1.6.i. and 1.6.j. to the unaudited financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.6.h., 1.6.i., 1.6.j. and 1.6.o. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2004

Stated in thousand of pesos

13.	Insured Assets.

	Insured amounts	Accounting values	Risk covered
ALSINA 934	3,000	1,443	Fire, explosion with additional coverage and debris removal
AV MAYO 595	4,400	4,369	Fire, explosion with additional coverage and debris removal
AV MAYO 595	370	4,369	Third party liability with additional coverage and minor risks
AVDA. MADERO 942	1,500	2,194	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	3,500	490	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	370	490	Third party liability with additional coverage and minor risks
COSTEROS DIQUE IV	14,000	19,954	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (1l) Edif. A	14,000	19,545	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (1l) Edif. A	370	19,545	Third party liability with additional coverage and minor risks
DOCK 13	55	1,578	Fire, explosion with additional coverage and debris removal
DOCK 13	370	1,578	Third party liability with additional coverage and minor risks
LAMINAR PLAZA	15,000	30,855	Fire, explosion with additional coverage and debris removal
LIBERTADOR 498	40,000	42,289	Fire, explosion with additional coverage and debris removal
LIBERTADOR 498	370	42,289	Third party liability with additional coverage and minor risks
LIBERTADOR 602	1,500	2,605	Fire, explosion with additional coverage and debris removal
MADERO 1020	1,900	2,618	Fire, explosion with additional coverage and debris removal
MADERO 1020	370	2,618	Third party liability with additional coverage and minor risks
MAIPU 1300	27,000	45,005	Fire, explosion with additional coverage and debris removal
MAIPU 1300	370	45,005	Third party liability with additional coverage and minor risks
MINETTI D	100	33	Fire, explosion with additional coverage and debris removal
RECONQUISTA 823	11,500	17,571	Fire, explosion with additional coverage and debris removal
RECONQUISTA 823	370	17,571	Third party liability with additional coverage and minor risks
RIVADAVIA 2768	350	122	Third party liability with additional coverage and minor risks
SANTA MARIA DEL PLATA	100	124,881	Fire, explosion with additional coverage and debris removal
SANTA MARIA DEL PLATA	370	124,881	Third party liability with additional coverage and minor risks
SARMIENTO 517	60	119	Third party liability with additional coverage and minor risks
SUIPACHA 652	20,000	10,533	Fire, explosion with additional coverage and debris removal
SUIPACHA 652	370	10,533	Third party liability with additional coverage and minor risks
SAN MARTIN DE TOURS	7,000	7,879	All risks, construction and assembly
TORRES JARDIN	750	245	Fire, explosion with additional coverage and debris removal

In our opinion, the above-described policies adequately cover current risks.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2004

Stated in thousand of pesos

14.	See Exhibit E.

15.	Not applicable.

16.	Not applicable.

17.	None.

18.	In accordance which was stipulated in loans agreements, the Company shall not distribute dividends until these obligations would be cancelled.

Buenos Aires, February 10, 2005.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000
Current Assets	303,105	286,267	338,706	231,846	372,354
Non-Current Assets	2,042,997	1,860,753	1,784,376	1,376,296	1,457,681

Total	2,346,102	2,147,020	2,123,082	1,608,142	1,830,035

Current Liabilities	331,753	179,699	142,627	521,938	360,474
Non-Current Liabilities	543,767	642,796	855,753	34,297	203,630

Subtotal	875,520	822,495	998,380	556,235	564,104

Minority interest in subsidiaries	430,009	452,475	479,334	93,537	140,558

Shareholders’ Equity	1,040,573	872,050	645,368	958,370	1,125,373

Total	2,346,102	2,147,020	2,123,082	1,608,142	1,830,035

3.	Consolidated result structure as compared with the same period for the four previous years.

	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000
Operating income	59,323	24,470	3,115	10,631	20,740
Amortization of goodwill	(981)	(1,485)	(2,414)	—	—
Financial results	(9,744)	33,970	208,107	(96,811)	(48,730)
Equity in earnings (losses) of affiliated companies	49,502	(8,909)	(3,071)	(27,750)	9,233
Other (expenses) income	(4,939)	195	11,091	(2,748)	(2,758)

Income (loss) before taxes	93,161	48,241	216,828	(116,678)	(21,515)

Income tax/ asset tax	(29,609)	(14,427)	(23,333)	(3,284)	(323)
Minority interest	(6,792)	(1,401)	(27,945)	(493)	(652)

Net income (loss)	56,760	32,413	165,550	(120,455)	(22,490)

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

4.	Statistical data as compared with the same period of the four previous years.

Summary of properties sold in units and thousand of pesos.

Real Estate	Accumulated as of December 31, 2004	Accumulated as of December 31, 2003	Accumulated as of December 31, 2002	Accumulated as of December 31, 2001	Accumulated as of December 31, 2000
Apartments & Loft Buildings
Torres Jardín	—	—	113	1,629	5,017
Torres de Abasto	11	—	444	4,312	9,624
Alcorta Palace	—	—	1	524	—
Concepción Arenal and Dorrego 1916	—	—	—	108	2,803
Alto Palermo Park	—	—	921	2,617	—
Alto Palermo Plaza	—	—	—	1,428	1,276
Other	—	112	407	—	330

Residential Communities
Abril / Baldovinos	1,519	2,588	7,400	4,785	10,403
Villa Celina I, II and III	—	—	28	(51)	57
Villa Celina IV and V	—	23	—	44	2,027

Undeveloped parcels of land
Monserrat	—	—	—	—	1,803
Dique IV	—	—	—	—	12,310
Otras	—	89	-—	—	—

Other
Av. de Mayo 701	—	—	—	—	3,108
Santa Fe 1588	—	—	—	8,167	—
Dique II	—	5,211	—	—	—
Dique III	23,624	—	—	—	—
Libertador 498	—	—	2,313	—	—
Constitución 1111	—	—	1,988	—	—
Madero 1020	1,806	4,774	5,626	—	—
Madero 940	—	—	1,649	—	—
Other	499	312	827	192	182

	27,459	13,109	21,717	23,755	48,940

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

5.	Key ratios as compared with the same period of the four previous years.

	December 31, 2004		December 31, 2003		December 31, 2002		December 31, 2001		December 31, 2000
Liquidity ratio
Current Assets	303,105	=0.91	287,934	=1.60	338,706	=2.37	231,846	=0.44	372,354	=1.03

Current Liabilities	331,753		179,699		142,627		521,938		360,474

Indebtedness ratio

Total liabilities	875,520	=0.84	822,495	=0.94	998,380	=1.55	556,235	=0.58	564,104	=0.50

Shareholders’ Equity	1,040,573		872,050		645,368		958,370		1,125,373

Solvency

Equity	1,040,573	=1.19	872,050	=1.06	645,368	=0.65	958,370	=1.72	1,125,373	=1.99

Total liabilities	875,520		822,495		998,380		556,350		564,104

Freezen Capital

Non-Current Assets	2,042,997	=0.87	1,859,086	=0.87	1,784,376	=0.84	1,376,296	=0.86	1,457,681	=0.80

Total Assets	2,346,102		2,147,020		2,123,082		1,608,142		1,830,035

6.	Brief comment on the outlook for the coming year.

See attached.

Comments on operations for the quarter ended December 31, 2004

Calendar year 2004 ended with satisfactory activity levels. As a result of the proactive policies aimed at encouraging consumption and investment, including a more relaxed fiscal policy in the second half of the year, an expansive monetary policy with low interest rates and high currency exchange rates, the decline in private savings and reduction in net capital outflows, the GDP increased 2.9% in the third quarter as compared to the previous quarter, accumulating an annual unseasonal growth of 12.1% and an 8.3% increase per annum as compared to the same period of the previous year.

Growth was strongly driven by domestic demand, which contributed 11.4 points to the year-on-year GDP expansion, while external demand reduced it by 1.9 points.

Consumption, mainly from the private sector, experienced a strong annual increase of 8.8%, even exceeding GDP growth. In particular, in 2004 shopping center sales grew by 23.6% as compared to the previous year.

Investment also continued its upward trend with an annual increase of 33.1%, although it rose at a slower pace (4% in the average in the last two quarters, compared to an average of 11% in the previous five quarters) and is still at low levels. The quality of investments improved, however, as development capital (investments in machinery and equipment) exceeded replacement capital. The construction industry recorded a significant growth, mainly in high-scale real estate projects and investments for the opening of new shopping centers, hypermarkets and large stores. The hotel industry also had a sound performance hand in hand with the increase in tourism.

The consumer confidence rate (CCR), that measures the consumers’ “mood” regarding short and medium term purchase decisions and therefore the trend of macroeconomic indicators in the next quarters, grew 9.2% in January as compared to the previous month, reaching 56.8 points, and featuring a cumulative increase of 21.7% as compared to the value as of August 2004, the month preceding that in which internal confidence started to give clear signs of recovery. This indicator ratifies the sustained upward trend in consumption, that translates into our business results.

The rate of confidence in the Government has recovered for the third consecutive month, reverting the downward trend of February and August 2004, although it still remains below the average levels of the Kirchner administration.

Unemployment declined as a consequence of the increase in activity and labor cost reduction resulting from the devaluation. The demand for jobs exceeded supply, resulting in a decrease in the unemployment rate from 14.8% in the second quarter to 13.2% in the third quarter, and a 3.1% decline as compared to the previous year.

Although the sovereign debt swap has already started, uncertainly still exits on the market regarding its final outcome.

2004 is expected to close with an average growth of around 8.7%. According to private sources, in 2005 a deceleration in the growth rate is expected to occur, motivated by the narrowing of the output gap and macroeconomic uncertainty, with an estimate in the whereabouts of 6.5/7% per annum1.

In this context, net results for the six-month period ended December 31, 2004 showed a Ps. 56.8 million profit as compared to a Ps. 32.4 million loss recorded in the same period of fiscal year 2004. This income may be explained as follows:

[1]	Source: Estudio Broda y Asoc.

Revenues increased by 49.3% or Ps. 61.1 million, from Ps. 124.1 million as of December 31, 2003 to Ps. 185.2 million as of December 31, 2004, reflecting (i) an increase of Ps. 35.2 million in the shopping center segment; (ii) an increase of Ps. 14.1 million in sales and developments due to the exchange of a lot in Dique III (iii) an increase of Ps. 10.2 million in the hotel segment and (IV) an increase of Ps.1.7 million in offices and other.

The increase in revenues favorably impacted on our operating income, which stood at Ps. 59.3 million as of December 31, 2004 compared to Ps. 24.5 million as of December 31, 2003, representing a 142.4% increase. Operating income over total revenues stood at 32% in this semester compared to 20% in the same period of the previous year.

Financial results recorded a loss of Ps. 9.7 million compared to a gain of Ps. 34.0 million in the previous semester. The difference is mainly explained by the lower results from financial transactions, which decreased from Ps. 74.3 million in the first half of fiscal year 2004 to Ps. 18.9 million in this fiscal year. It should be noted that during the six-month period ended December 31, 2003, the company valued its interest in Banco Hipotecario at the share’s market value, which had showed a significant increase during that quarter.

Finally, results for this semester have been boosted by higher income from our subsidiaries, which recovered from a loss of Ps. 8.9 million as of December 31, 2003 to an income of Ps. 49.5 million in this fiscal year. This increase is mainly explained by the income generated by our holding in Banco Hipotecario S.A. which has been recorded according to its proportional equity value in this fiscal year whereas in the previous year it was recorded at market value and therefore any appreciation was included in financial results.

Second quarter of fiscal year 2005 highlights, including significant operations occurred after the end of the period.

I. Offices and other Rental Properties

During the second quarter of fiscal year 2005, income from rental properties totaled Ps. 8.9 million, up from Ps. 7.2 million in the same period of fiscal year 2004.

Occupancy of our office buildings continued to experience a material recovery, reaching 85% during the first six months of fiscal year 2005 as compared to 73% in the first six months of the previous fiscal year.

Below is information on our office space as of December 31, 2004.

Offices and Other Rental Properties

	Date of Acquisition	Leaseable Area Sqm(1)	Occupancy Rate (2)	Monthly Rental Income Ps./000 (3)	Total rental income for the period ended December 31 of fiscal year Ps./000 (4)			Book Value Ps./000 (5)
					2005	2004	2003

Offices
Inter-Continental Plaza (6)	18/11/97	22,535	88%	455	2,254	1,880	3,455	64,434
Libertador 498	20/12/95	10,533	85%	250	1,465	1,184	1,233	42,289
Maipú 1300	28/09/95	10,325	96%	249	1,307	1,002	1,143	45,005
Laminar Plaza	25/03/99	6,521	95%	197	1,179	1,161	1,521	30,855
Madero 1020	21/12/95	787	27%	3	22	85	433	2,618
Reconquista 823	12/11/93	6,100						17,571
Suipacha 652	22/11/91	11,453	52%	55	260	252	298	10,533
Edificios Costeros (Dique II)	20/03/97	6,389	100%	105	615	343	222	19,545
Costeros Dique IV	29/08/01	5,437	91%	117	627	313	395	19,954

Other (7)	—	3,403	100%	65	389	297	351	9,287

Subtotal		83,483	79%	1,496	8,118	6,517	9,051	262,091

Other rental properties
Commercial properties(8)		4,336	97%	16	93	68	102	2,055
Other properties (9)		33,329	100%	48	391	252	469	3,528

Subtotal		37,665	100%	64	484	320	571	5,583
Management fees					260	327	337

TOTAL OFFICES AND OTHER(10)		121,148	85%	1,560	8,862	7,164	9,959	267,674

Notes:

(1)	Total leaseable area for each property. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Agreements in force as of 12/31/04 were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation.
(6)	Through Inversora Bolívar S.A.
(7)	Includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602 and Sarmiento 517 (through IRSA).
(8)	Includes the following properties: Constitución 1111, Rivadavia 2768 and Alsina 934/44 (through IRSA).
(9)	Includes the following properties: Thames and one unit in Alto Palermo Park (through Inversora Bolívar S.A). Cumulative revenues additionally include: In fiscal years 2003, the revenues from Alto Palermo Plaza (fully sold).
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.

II. Shopping Centers - Alto Palermo S.A (“APSA”).

The following information relates to data extracted from the balance sheet of Alto Palermo S.A. (APSA), the company that operates our shopping centers, in which we had a 60.7% interest as of December 31, 2004.

APSA’s net income for the six-month period was Ps. 10.8 million, Ps. 10.7 million higher than the Ps. 0.1 million income recorded in the same period of the previous year. This increase mainly reflects its higher operating income, which rose 97.6% to Ps. 42.4 million as of December 31, 2004 from Ps. 21.4 million as of December 31, 2003.

Total revenues as of December 31, 2004 were Ps. 103.6 million, 51.4% higher than the Ps. 68.4 million recorded in the same period of the previous year. This increase mainly reflects the excellent sales momentum of our shopping centers, which allows us to adjust renewed leases and increase basic rental charges to our lessees. In addition, during the last quarter the company started to record revenues from the operation of Alto Rosario and Mendoza Plaza Shopping, which amounted to Ps. 3.9 million. As concerns Mendoza Plaza Shopping, the company started to consolidate its revenues as from October 1, 2004.

Revenues from our subsidiary Tarjeta Shopping also increased significantly to Ps. 25.6 million in this semester as compared to Ps. 12.8 million as of December 31, 2003.

Gross profit for the period achieved a significant increase of 83.5%, from Ps. 34.5 million in the first half of fiscal year 2004 to Ps. 63.2 million during the first half of fiscal year 2005.

The semester ended December 31, 2004 was a milestone in the company’s history, as the efforts made during the past years ware consolidated and the aftermath of the Argentine crisis was fully overcome. After several years of postponements we opened another shopping center, Alto Rosario, that was fully developed by the company, and consummated the acquisition of a further one, Mendoza Plaza Shopping, increasing to 9 the number of shopping centers managed by us and expanding our gross leaseable area and number of stores by 51,439 sq.m. and 281, respectively.

Our tenants’ sales have continued to grow to record levels, reaching Ps. 860 million in the six-month period ended December 31, 2004, 32% higher than those recorded in the same period of the previous year.

The business success of our tenants continues to increase demand for space at our shopping centers. In this way, we have reached an occupancy rate of 98.5%, even surpassing pre-crisis figures. The evolution of this variable not only shows an improvement in our business, but also the excellent quality of our shopping centers portfolio.

The current bonanza in the retail sector allows us to enter into new lease agreements under better conditions. We thus increased the goodwill charge (also known as “key money”) required for the renewal or execution of new agreements at our shopping centers and obtained higher profits from the variable component of our revenues.

Tarjeta Shopping

Tarshop S.A. is a credit card company in which APSA holds an 80% interest.

The favorable context and successful performance of our credit card business unit caused Tarshop S.A. to record an income of Ps. 2.6 million for the first half of fiscal year 2005, a 78.7% increase compared to an income of Ps. 1.4 million recorded in the same period of the previous year.

Net revenues had a significant increase of 99.8%, from Ps. 12.8 million during the first half of fiscal year 2004 to Ps. 25.6 million during this semester. In addition, operating results increased 128.2% to Ps. 3.5 million.

The credit portfolio including securitized coupons as of December 31, 2004 was Ps. 140.0 million, compared to Ps. 60.1 million as of December 31, 2003.

In the area of collections, short-term delinquency at December 31, 2004 continued its steady downward trend, reaching figures even lower than before the crisis. Three-month arrears was 2.3% as of December 31, 2004.

Increase in interest in Mendoza Plaza Shopping

On September 29, 2004, APSA entered into an agreement for the purchase of 49.9% of the capital stock of Perez Cuesta S.A.C.I., a company mainly engaged in the operation of the Mendoza Plaza Shopping center in the City of Mendoza. The purchase price was US$ 5.3 million. US$ 1.77 million were paid on December 2 and the balance will be paid in two equal installments of US$ 1.77 million, due on September 29, 2005 and 2006.

Through this purchase APSA’s equity interest increased to 68.8%.

The transaction was approved by the Antitrust Authorities on November 17, 2004. On December 2, 2004 the final purchase agreement was executed and the capital stock was transferred, and the company’s name was changed to Mendoza Plaza Shopping S.A.

The shopping center has 37,090 square meters of gross leaseable area, 144 retail stores, sales per square meter of US$ 150 and an occupancy rate of 97%.

At present APSA is holding negotiations with the creditors of Mendoza Plaza Shopping S.A. in order to obtain the refinancing or discharge of its financial indebtedness. Simultaneously with the purchase of the shares, Alto Palermo granted to Banco de Chile an option for the sale of the claim held by this bank against Mendoza Plaza Shopping S.A. for an amount of US$ 8.5 million. Banco de Chile may exercise the option as from March 31, 2005. In addition, Alto Palermo executed an option for the purchase of the loan that Mendoza Plaza owes to HSBC Bank Argentina S.A. for an amount of Ps. 7.2 million. Upon its execution APSA paid a Ps. 0.7 million premium that will be regarded as forming part of the purchase price in case it exercises the option. APSA may exercise the option for a term of 30 days as from March 1, 2005.

In addition, a sales option was granted to Inversiones Falabella Argentina S.A. whereby the latter has an irrevocable right to sell its shares in Mendoza Plaza Shopping S.A. (31.2%) to APSA at a price of US$ 3.0 million. The term for exercising the option expires in October 2008.

Opening of Alto Rosario Shopping

On Tuesday, November 9, 2004 we successfully opened Alto Rosario Shopping, with 99.1% of the units already leased.

The project includes the mall, which features 123 retail stores, 40 stands with the best and most diverse offerings in the market and 14 fast food stores, restaurants and cafes, totaling 19,297 square meters of gross leaseable area. In addition, on December 9 the Coto hypermarket was opened. The third stage of the project includes the extension of the mall, the opening of Showcase cinemas (with 3,400 seats and 14 state-of-the-art movie screens) and the Museo de Los Niños children attraction, which are expected to open in March 2005.

The shopping center offers diversified proposals according to the needs of the public, top-quality entertainment areas, first-line services and public spaces. As in our other shopping centers, we will seek customer identification with our proposal.

Shopping centers

	Date of Acquisition	Leaseable Area Sqm(1)	Occupancy rate (2)	Total rental income as of December 31 of fiscal year Ps./000 (3)			Book Value as of 12/31/04 Ps./000 (4)
				2005	2004	2003
Shopping centers (5)
Alto Palermo	18/11/97	17,900	100%	18,161	14,279	13,554	219.947
Abasto	17/07/94	39,325	99%	16,982	12,813	9,494	206.692
Alto Avellaneda	18/11/97	27,451	99%	9,371	7,098	4,772	102.958
Paseo Alcorta	06/06/97	14,829	99%	9,917	7,813	6,134	67.210
Patio Bullrich	01/10/98	10,882	100%	8,597	6,110	4,963	118.456
Nuevo NOA Shopping	29/03/95	18,818	97%	1,768	1,282	861	28.739
Buenos Aires Design	18/11/97	14,488	98%	3,439	2,809	1,135	22.165
Fibesa and others (6)				5,883	3,534	2,022
Revenues Tarjeta Shopping				25,648	12,689	11,846
Mendoza Plaza (7)	02/12/04	37,090	97%	2,671			88.014
Alto Rosario (8)	09/11/04	14,349	99%	1,183			75.369

TOTAL SHOPPING CENTERS (9)		195,132	98%	103,620	68,427	54,781	929,550

Notes:
(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Total consolidated rents, according to RT21 method.
(4)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation.
(5)	Through Alto Palermo S.A.
(6)	Includes revenues from Fibesa S.A. and Alto Invest
(7)	Date of purchase according to the transfer of Perez Cuesta’s 49.9% interest to APSA. At present APSA holds a 68.8% equity interest.
(8)	Alto Rosario Shopping center opened in November 2004.-
(9)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements.

III. Sales and Developments

For the six-month period ended December 31, 2004, the sales and developments segment recorded revenues of Ps. 27.5 million, compared to Ps. 13.4 million in the same period of the previous year. The higher revenues in the sales and development segment mainly reflect the swap executed in connection with the lot in Dique 3, which generated revenues of Ps. 23.6 million.

Edificios Dique 3. In September 2004 we executed a swap and option agreement with DYPSA (Desarrollos y Proyectos Sociedad Anónima) in connection with lots 1c and 1e of Dique III in Puerto Madero to build under our sole responsibility two residential buildings of 37 and 40 floors. Under this agreement, lot 1c was exchanged for 28.50% of the total square meters to be built in the first tower, and a swap option was granted with respect to a second lot for 31.50% of the square meters to be built in the second tower. These transactions are secured by mortgages for US$ 8.03 million and US$ 10.8 million, respectively. The second transaction will be conditioned to meeting the deadlines set for the work schedule of the first tower. In November 2004, lot 1c was swapped, at a profit of Ps. 15.8 MM.

Pre-sale of Cruceros, Dique 2 and San Martín de Tours. Pre-sale of both projects is expected to start during this quarter.

El Encuentro, Benavídez. Infrastructure works are making progress. The rising prices of lots in the Northern area, especially in the vicinity of the project, anticipate the success of this venture.

Abril, Hudson, Province of Buenos Aires. All projected neighborhoods are being marketed and 94% of the lots have already been sold. There are 675 completed houses, 110 houses are under construction and 35 projects have been submitted.

Below is a detail of property being developed by IRSA as of December 31, 2004.

Development Properties

	Date of adquisición	Estimated cost / Real Cost ($ 000) (1)	Area Intended for sale (m2) (2)	Total Units or lots (3)	Percentage Constructed	Percentage Sold (4)	Accumulated Sales ($ 000) (5)	Accumulated Sales as of December 31, of fiscal year (6) ($ 000)			Book Value ($ 000) (7)
								05 ($ 000)	04 ($ 000)	03 ($ 000)

Residential Aparments
Torres Jardín	18/7/96	56,579	32,339	490	100%	98%	70,028	—	—	113	245
Torres de Abasto (8)	17/7/94	74,810	35,630	545	100%	100%	109,256	11	0	444	540
Torres Rosario (15)		—	—	—	—	—	—	—	—	—	18,925
Palacio Alcorta	20/5/93	75,811	25,555	191	100%	100%	76,582	—	—	1	—
Concepción Arenal	20/12/96	15,069	6,913	70	100%	99%	11,626	—	—	—	33
Alto Palermo Park (9)	18/11/97	35,956	10,488	72	100%	100%	47,467	—	—	921	—
Others (10)		50,196	23,900	184	N/A	99%	57,325	—	112	407	13

Subtotal		308,421	134,825	1,552	N/A	N/A	372,284	11	112	1,886	19,756

Residential Communities
Abril/Baldovinos (11)	3/1/95	130,955	1,408,905	1,273	100%	94%	211,073	1,519	2,588	7,400	7,442
Villa Celina I, II y III	26/5/92	4,742	75,970	219	100%	99%	13,952	—	—	28	43
Villa Celina IV y V	17/12/97	2,450	58,373	181	100%	100%	9,505	—	23	—	—
Other properties		—	—	—	—	—	—	—	—	—	—

Subtotal		138,147	1,543,248	1,673	N/A	N/A	234,530	1,519	2,611	7,428	7,485

Land Reserve
Puerto Retiro (9)	18/5/97		82,051		0%	—	—	—	—	—	46,323
Caballito	3/11/97		20,968		0%	—	—	—	—	—	19,898
Santa María del Plata	10/7/97		715,952		0%	—	—	—	—	—	124,881
Pereiraola (11)	16/12/96		1,299,630		0%	—	—	—	—	—	21,875
Dique 4 (ex Soc del Dique)	2/12/97		4,653		0%	50%	12,310	—	—	—	6,316
Benavidez	18/11/97		989,423		0%	100%	11,830	—	89	—	—
Others (13)			3,527,493		—	—	—	—	—	—	77,938

Subtotal			6,640,170		N/A	N/A	24,140	—	89	—	297,231

Other

Hotel Piscis	30/9/02	5,231		1	100%	100%	9,912	—	—	—	—
Santa Fe 1588	2/11/94	8,341	2,713	20	100%	100%	8,166	—	—	—	—
Rivadavia 2243/65	2/5/94	8,166	2,070	4	100%	100%	3,660	—	—	—	—
Libertador 498	20/12/95	7,452	2,191	3	100%	100%	5,931	—	—	2,313	—
Constitucion 1159	16/6/94	2,314	2,430	1	100%	100%	1,988	—	—	1,988	—
Madero 1020	21/12/95	16,008	5,056	8	100%	100%	14,734	1,806	4,774	5,626	—
Madero 940	31/8/94	2,867	772	1	100%	100%	1,649	—	—	1,649	—
Dique 3 (12)	9/9/99		10,474	3	0%	30%	23,624	23,624	—	—	18,059
Otras Propiedades (14)		83,963	40,412	263	100%	92%	102,427	—	5,523	827	9,457

Subtotal		134,342	66,118	304	N/A	N/A	172,091	25,430	10,297	12,403	27,516

Subtotal		580,910	8,384,361	3,529	N/A	N/A	803,045	26,960	13,109	21,717	351,988

Management fees								499	271	122

TOTAL (16)		580,910	8,384,361	3,529	N/A	N/A	803,045	27,459	13,380	21,839	351,988

Notes:

-	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation until 02.28.03.

-	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.

-	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).

-	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.

-	Includes only the cumulative sales consolidated by the RT4 method adjusted for inflation until 02.28.03.

-	Corresponds to the company’s sales consolidated by the RT4 method adjusted for inflation until 02.28.03. Excludes turnover tax deduction.

-	Cost of acquisition plus improvement plus activated interest of properties consolidated in portfolio at March 31, 2003, adjusted for inflation until 02.28.03.

-	Through Alto Palermo S.A.

-	Through Inversora Bolívar S.A.

-	Includes the following properties: Dorrego 1916 through IRSA, República de la India 2785, Arcos 2343, Fco. Lacroze 1732, Yerbal 855, Pampa 2966 and J.M. Moreno 285 (fully sold through Baldovinos) and Alto Palermo Plaza (fully sold) through Inversora Bolívar.

-	Directly through IRSA and indirectly through Inversora Bolívar S.A

-	Through Bs. As. Trade & Finance center S.A.

-	Includes the following land reserves: Torre Jardín IV, Constitución 1159, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II (through Inversora Bolívar S.A.) and Terrenos Alcorta, Neuquén, Caballito, and the Coto project (through APSA S.A.).

-	Includes the following properties: Sarmiento 517, Jerónimo Salguero (through IRSA), Montevideo 1975 (Rosario), Puerto Madero Dock 13, Puerto Madero Dock 5, Puerto Madero Dock 6, Av. de Mayo 701, Rivadavia 2768 and Serrano 250 (fully sold through IRSA).

-	Through Alto Palermo S.A.

-	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.

IV. Hotels

Income from the hotel segment recorded a significant increase, from Ps. 35.1 million in the second quarter of fiscal year 2004 to Ps. 45.3 million in the same period of this fiscal year.

This result reflected both the increase in occupancy rates and average prices. During the first six months of fiscal year 2005, the accumulated average occupancy rate in our hotels increased notably, reaching 77% as compared to 67% in the same period of the previous year. Rates also improved, with an average price per room of Ps. 314 in this period as compared to Ps. 265 in the previous period.

Below is information on our hotels for the six-month period ended December 31, 2004.

Hotels

Hotel	Date of acquisition	Number of Rooms	Average occupancy % (1)	Avg. Price per room Ps.(2)	Accumulated sales as of December 31, of fiscal year (Ps.000) (3)			Book value as of 12/31/04 (Ps.000)
					2005	2004	2003
Inter-Continental (4)	11/97	309	73.8%	265	17,438	12,734	11,364	56,069
Sheraton Libertador (5)	3/98	200	85.1%	223	10,240	7,401	5,826	36,981
Llao Llao (6)	6/97	158	74.9%	542	17,626	14,975	11,715	30,749
Piscis (6)	9/02	—	—	—	—	—	352	—
Total	—	667	77.4%	314	45,304	35,110	29,257	123.799

Notes:

(1)	Accumulated average in the period.
(2)	Accumulated average in the period.
(3)	Corresponds to our total sales consolidated by the R21 method adjusted by inflation up to 02/28/03.
(4)	Through Nuevas Fronteras S.A. (subsidiary of Inversora Bolívar S.A.)
(5)	Through Hoteles Argentinos S.A.
(6)	Through Llao Llao Resorts S.A.
(7)	Sold on March 19, 2003.

V. Financial and other transactions

Increase of our interest in APSA. Taking advantage of the attractive prices and the boom and huge potential of the shopping center business, we decided to increase our interest in APSA. On November 30, 2004, we purchased from GSEM/AP Holdings LP, a subsidiary of Goldman Sachs, 3,061,450 Convertible Notes and 4,458,080 shares in APSA for a total of US$ 15.3 million. Besides, in compliance with preexisting agreements with Parque Arauco S.A., our partner in this company, we sold to Parque Arauco S.A. 1,004,866 Convertible Notes and 1,463,284 shares in APSA at the same price as that paid to Goldman Sachs, for a total amount of US$ 5.1 million.

As of December 31, 2004, after the sale to Parque Arauco, our interest in APSA was 60.7%.

Exercise of warrants and conversion of Convertible Bonds. On December 31, 2004, warrants issued by our company were exercised for a total of US$ 0.9 million par value, resulting in the issue of 1.6 million shares. Total proceeds from this transaction were US$ 1.1 million.

Also on that date, our debt was reduced by the conversion of Convertible Bonds of US$ 0.9 million par value, representing 1.6 million shares.

As of December 31, 2004, the amount of outstanding Convertible Bonds and warrants was US$ 86.2 million and US$ 86.8 million, respectively, while the number of outstanding shares totaled 261.5 million of Ps. 1 par value each.

Repo transaction with Alto Palermo S.A. (APSA). On January 7, 2005, Alto Palermo and Shopping Alto Palermo S.A. cancelled repo transactions entered into on February 18, 2003, and repaid to the company Ps. 2.1 million and Ps. 3.0 million, respectively.

Noteholders’ meeting. On December 28, 2004 the holders of the non-convertible notes for US$ 37.4 million issued on November 21, 2002 due 2009 unanimously approved the amendment of certain terms and conditions applicable to the Series III Notes.

APSA – Distribution of dividends. On November 17, 2004 APSA made available to its shareholders the cash dividends approved at the General Ordinary and Extraordinary Shareholders’ Meeting of Alto Palermo S.A. (APSA) held on October 22, 2004. The amount approved as dividends was Ps. 17.9 million, but as the company, in its capacity as income tax withholding agent, must make a 35% withholding as sole and final payment in accordance with the provisions of Section 69.1 of the Income Tax Law, amounting to a total of Ps. 3.2 million, the sum receivable by the shareholders was Ps. 14.7 million (Ps. 0.0188 per share of Ps. 0.1 par value). Net of withholdings, IRSA received PS. 8.3 million.

APSA – Financial Debt. On January 13, 2005, APSA fully retired its Ps. 120 million Notes due in January 2005, as scheduled.

With respect to its Ps. 85 million 14.875% Notes due in April 2005, the outstanding principal amount is Ps. 48.4 million.

During this quarter the holders of Convertible Bonds exercised their conversion rights. A total of 48,521 units of US$ 1 par value each was converted, giving rise to a reduction in debt for an identical amount, while 143,983.9 common shares of Ps. 0.1 par value each were delivered in this regard.

Therefore, the amount of outstanding convertible bonds is US$ 47,281,230 while the number of shares of stock is now 780,423,632 and the corporate stock capital amounts to 78,042,363.2.

VI. Brief comment on prospects for the next quarter

The opportunities tied to the forecasts of economic growth encourage us to continue developing important projects and planning future investments in all our business segments.

Stimulated by the dynamism of the ABC1, we are evaluating the development and operation of numerous projects. Regarding the shopping center segment, we plan to continue offering our wide variety of commercial proposals in accordance with our consumers’ needs. We will continue to work in the Rosario Project with the aim of meeting the rest of the deadlines set. We will also keep on evaluating new investments in the Shopping Center business.

In connection with APSA’s peso-denominated bond due on April 7, 2005, we are working in the implementation of a more suitable structure aimed at obtaining a much lower cost to the company, as this debt accrues interest at a rate of 14.875%. So far, the financial institutions have shown a well-disposed attitude towards the company.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

1.	We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at December 31, 2004, and the related statements of income, of changes in shareholders’ equity and of cash flows for the six-month periods ended December 31, 2004 and 2003 and the complementary notes 1 to 12 and exhibits A, C, D, E, F, G, H and I. Furthermore, we have reviewed the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries for the six-month periods ended December 31, 2004 and 2003, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	As described in Note 1.6.i. to the financial statements, as a result of the Company’s purchase of Banco Hipotecario S.A. and subsidiaries (BHSA) shares and the exercise of options (as further discussed in Note 16 to the consolidated financial statements), the Company changed its method of accounting for its investments in BHSA. Under the new accounting method, adopted as of June 30, 2004, the investments in BHSA are accounted for under the equity method of accounting. The independent auditors’ report on the financial statements of BHSA as of December 31, 2004, dated February 9, 2005, includes an explanatory paragraph describing uncertainties which might affect BHSA. These uncertainties relate to the National government’s fulfillment of its obligations with BHSA represented by securities and other financing, and further the corresponding recoverable value of these assets held by BHSA. As of December 31, 2004, the investments in BHSA account for approximately 13% of the total basic assets and 9% of the total consolidated assets of IRSA Inversiones y Representaciones Sociedad Anónima. The future outcome of the uncertainties described before could have an adverse effect in the valuation of these investments.

Limited Review Report (Continued)

4.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2004 and 2003, on which we issued a qualified report on September 7, 2004 regarding the circumstances indicated in point 3. of this report, we report that:

a)	The financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at December 31, 2004 and 2003 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires include all significant facts and circumstances of which we are aware, and we have no observations to make on them other than those indicated in point 3 above.

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements at June 30, 2004.

5.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at December 31, 2004, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 103 thousand, none of which was claimable at that date.

Autonomous City of Buenos Aires, February 10, 2005

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS

(Partner) C.P.C.E.C.A.B.A. To 1 Fo 17 Andrés Suarez Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. To 245 Fo 61	(Partner) José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. To 102 Fo 191 Professional Registration of the Firm C.P.C.E.C.A.B.A. To 1 Fo 240

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated: February 23, 2005